As filed with the Securities and Exchange Commission on September 24, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Body Central Corp.
(Exact Name of Registrant as Specified in its Charter)

Delaware	5600	14-1972231
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
6225 Powers Avenue
Jacksonville, Florida 32217
Telephone: (904) 737-0811
(Address, including zip code, and telephone number,
including area code, of principal executive offices)
Brian Woolf
Chief Executive Officer
Body Central Corp.
6225 Powers Avenue
Jacksonville, Florida 32217
Telephone: (904) 737-0811
(Address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
Scott H. Moss, Esq.
Alan Wovsaniker, Esq.
Marc Goldfarb, Esq.
Lowenstein Sandler LLP
65 Livingston Avenue
Roseland, New Jersey 07068
Telephone: (973) 597-2500

Approximate date of proposed sale to public: From time to time after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share, underlying subordinated secured convertible notes sold to selling stockholders in private placement	6,685,723(1)	$2.55(2)	$17,048,594(2)	$2,196

(1)
Amount of shares of the registrant’s common stock, par value $0.001 per share, to be registered and offered and sold by the selling stockholders. Represents 130% of the number of shares of the registrant’s common stock issuable upon conversion of $18,000,000 in aggregate principal amount of subordinated secured convertible notes (the “convertible notes”) issued by the registrant to the selling stockholders in a private placement on June 27, 2014, without giving effect to any interest that may be capitalized. The convertible notes have a fixed conversion price initially set at $3.50 per share, subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the convertible notes. In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such indeterminate number of additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low reported sale prices of the registrant’s common stock as traded on the OTC Pink marketplace on September 22, 2014.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, dated September 24, 2014
6,685,723 Shares
Body Central Corp.
Common Stock

The selling stockholders named in this prospectus may offer and sell from time to time up to 6,685,723 shares of our common stock covered by this prospectus. The shares of common stock offered by the selling stockholders represent 130% of the number of shares issuable upon conversion of $18,000,000 in aggregate principal amount of subordinated secured convertible notes (which we sometimes refer to herein as the “convertible notes”) issued by us to the selling stockholders in a private placement on June 27, 2014, without giving effect to any interest that may be capitalized (which would increase the number of shares issuable upon conversion of the convertible notes). The convertible notes have a fixed conversion price initially set at $3.50 per share, subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the convertible notes. Information about the selling stockholders is set forth in the section entitled “Selling Stockholders” beginning on page 44 of this prospectus.

We are not selling any shares of our common stock under this prospectus and we will not receive any proceeds from the sale of our common stock by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and certain other expenses incurred by the selling stockholders in disposing of their shares.

Following the effectiveness of the registration statement of which this prospectus forms a part, the selling stockholders identified in this prospectus, or their respective pledgees, donees, transferees or other successors in interest, may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. The sale and distribution of the common stock offered hereby may be effected in one or more transactions that may take place on the OTC Pink marketplace, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders. See “Plan of Distribution” beginning on page 47 for a more complete description of the ways in which the shares being offered by this prospectus may be sold.

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

Our common stock is presently quoted on the OTC Pink marketplace. On September 23, 2014, the last reported sale price of our common stock on the OTC Pink marketplace was $2.50 per share, which reflects the one-for-ten reverse stock split of our common stock implemented effective as of 5:00 p.m. EDT on September 4, 2014. Unless otherwise expressly stated to the contrary, all share numbers and per share prices in this prospectus have been adjusted to give effect to the reverse stock split.

Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September [__], 2014.

-i-

TABLE OF CONTENTS
Page
PROSPECTUS SUMMARY1
THE OFFERING9
PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND PREFERRED STOCK11
RISK FACTORS14
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS30
USE OF PROCEEDS31
DIVIDEND POLICY32
PRINCIPAL STOCKHOLDERS32
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS35
DESCRIPTION OF CAPITAL STOCK39
SELLING STOCKHOLDERS43
PLAN OF DISTRIBUTION46
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS48
LEGAL MATTERS48
EXPERTS48
THE AUDITED FINANCIAL STATEMENTS AND MANAGEMENT’S ASSESSMENT OF THE EFFECTIVENESS OF CONTROL OVER FINANCIAL REPORTING INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ELSEWHERE IN THE REGISTRATION STATEMENT HAVE BEEN SO INCORPORATED BY REFERENCE IN RELIANCE UPON THE REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS, UPON THE AUTHORITY OF SAID FIRM AS EXPERTS IN ACCOUNTING AND AUDITING.48
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES    48
WHERE YOU CAN FIND ADDITIONAL INFORMATION49
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE49

You should rely only on the information contained in this prospectus, including the information incorporated herein by reference. We and the selling stockholders have not authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investments.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

-ii-

PROSPECTUS SUMMARY
This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the information set forth under the heading “Risk Factors”, any applicable prospectus supplement and the other financial statements and documents incorporated by reference in this prospectus.

When used herein, unless the context requires otherwise, references to the “Company,” “we,” “our” and “us” refer to Body Central Corp., a Delaware corporation, collectively with its wholly-owned subsidiaries, Body Central Stores, Inc., Body Central Direct, Inc. and Body Central Services, Inc., each a Florida corporation. Unless otherwise noted, all information regarding shares of common stock issuable upon conversion of the convertible notes (which we sometimes refer to herein as the “note conversion shares”) assumes conversion of the current principal amount of such notes, without giving effect to capitalized interest or any potential adjustments to the current conversion price.

Our Company

Overview

Founded in 1972, Body Central Corp., a Delaware corporation, is a multi-channel specialty retailer offering on-trend, quality apparel and accessories at value prices. We operate specialty apparel stores under the Body Central and Body Shop banners, as well as a direct business operated through our e-commerce website at www.bodycentral.com. We target women in their late teens to mid-thirties from diverse cultural backgrounds, who seek the latest fashions at affordable prices and a flattering fit. Our stores feature an assortment of tops, dresses, bottoms, jewelry, lingerie, accessories and shoes sold primarily under our exclusive Body Central®, Sexy Stretch®, and Lipstick Lingerie® labels. We continually update our merchandise and floor sets with an emphasis on coordinated outfits presented by lifestyle to entice our customers to shop our stores frequently. We believe our multi-channel strategy supports our brand building efforts and provides us with synergistic growth opportunities across all of our sales channels.

Growth Strategy

Our growth strategy to increase revenues, capture market share and drive net income growth is as follows:

•
Expand Operating Margin. We seek to improve our operating margin over the long term. We expect to leverage our infrastructure and buying power and streamline processes through recent upgrades of our point-of-sale system, payroll management system, direct business system, and warehouse management systems. In addition, we intend to continue to refine our inventory disciplines and upgrade information technology over time to enhance our productivity.

•
Increase Comparable Store Sales and Enhance Brand Awareness. We seek to grow our comparable store sales by merchandising our stores with the latest fashion trends and maintaining focus on store level execution. We believe we will be able to enhance our brand awareness through our continued marketing efforts and in-store experience.

•
Grow Our Direct Business. We continue to identify and deploy initiatives that we believe will contribute to the growth of our direct business. These efforts include improving our list management, actively growing our customer database, simplifying our online shopping experience and increasing relevant communication with our key customers.

•
Expand Our Store Base Over the Long Term. We believe our concept has broad appeal and significant long-term expansion opportunity. With 275 stores in 28 states as of June 28, 2014, there is considerable opportunity to expand in existing and adjacent markets. We closed 19 stores in the twenty-six weeks ended June 28, 2014. Although we may not open any new stores during the 2014 fiscal year as a result of negative cash flows from operations in first half of fiscal 2014, we have identified locations for potential expansion in 2015, or at such time as we are able to generate sufficient cash flows from operations.

Products

We offer a broad selection of apparel and accessories targeted to young women who seek the latest fashions and a flattering fit at value prices. The majority of our products are sold under our exclusive Body Central®, Sexy Stretch®, and Lipstick Lingerie® labels. We also sell a select assortment of branded merchandise, primarily denim, to complement our private label merchandise.

Our products are presented to emphasize coordinated outfits. Our assortment of tops, dresses, bottoms, jewelry, accessories and shoes fit the many lifestyles of our customers - casual, club, dressy and active. The majority of our products are priced under $20 and we believe represent significant value. We strategically price some of our best-selling tops and our jewelry to drive customer traffic. The table below indicates our product mix as a percentage of store net sales as of fiscal year end and the twenty-six weeks ended June 28, 2014.

	Twenty-Six Weeks Ended	Fiscal Year Ended
	28-Jun-14	28-Dec-13	29-Dec-12	31-Dec-11
Apparel	74.0%	74.7%	75.6%	75.7%
Accessories	26.0	25.3	24.4	24.3
Total	100%	100%	100%	100%

Merchandising Organization

Our merchandising team seeks to identify current fashion trends and merchandise consistent with our brand image. We focus on quickly adapting to the latest trends to provide the right merchandise at value prices every day. Our merchandising team consists of our general merchandising manager, buyers, assistant buyers, and our planning and allocation team organized by product category as well as a team focused on our direct business. Our merchandising team is responsible for selecting and sourcing our product assortments, managing inventory levels and allocating merchandise to stores. We build our product assortments after careful review and consideration and select products that can be displayed in our stores in a coordinated manner to encourage our customers to purchase complete outfits.

Sourcing

We do not own or operate any manufacturing facilities and we buy our merchandise from third-party vendors on an order-by-order basis. We have relationships with approximately 240 U.S. vendors. Our top 10 vendors sourced approximately 39.0% of our merchandise in the twenty-six weeks ended June 28, 2014, with our two largest vendors collectively representing approximately 15.5%. We maintain a large vendor network, which gives us access to a broad variety of merchandise from a multitude of designers and vendors at competitive prices. We believe our vendors view us as an important retail partner given our scale and market position.

Every vendor that supplies our merchandise is required to adhere to our vendor manual, which is designed to ensure that our vendor’s business is conducted in a legal, ethical and responsible manner. Our vendor manual requires that each of our suppliers operates in compliance with applicable local wage, benefit, working hours and other local laws, and forbids the use of practices such as child labor or forced labor.

Sales Channels

We conduct business through two primary sales channels: retail stores and direct, which consists of the Body Central website, www.bodycentral.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

Stores

For the twenty-six weeks ended June 28, 2014, our stores generated net sales of $106.7 million, which represented 91.8% of our total net revenues.

As of June 28, 2014, we had 275 retail stores operating under the names Body Central and Body Shop in 28 states, located primarily in the South, Southwest, Mid-Atlantic and Midwest. The majority of our stores range in size from 3,300 to 5,200 square feet, with an average of approximately 4,206 square feet. Our stores have historically been located in regional malls and lifestyle centers in small, medium and large markets. The nature of our fashion merchandise enables us to be successful in markets across hot, warm and cold climates.

The following store list shows the number of stores we operated in each state as of June 28, 2014:

State	Number of Stores	State	Number of Stores
Alabama	11	Mississippi	7
Arkansas	5	Missouri	8
Delaware	3	New Jersey	3
Florida	31	New Mexico	2
Georgia	19	North Carolina	13
Illinois	9	Ohio	14
Indiana	11	Oklahoma	4
Iowa	1	Pennsylvania	15
Kansas	5	South Carolina	9
Kentucky	7	Tennessee	9
Louisiana	12	Texas	38
Maryland	10	Virginia	13
Michigan	6	West Virginia	1
Minnesota	2	Wisconsin	7
		Total	275

Store Design and Environment

Our stores are designed to effectively present our merchandise and create an exciting atmosphere to draw customers into our stores, similar to fashion boutiques. The stores feature a vibrant look with colorful displays, popular music and aspirational lifestyle photos. Our stores are constructed to allow us to efficiently shift merchandise displays for each season. Our open floor design enables customers to easily view most of our merchandise. We use a large number of body forms to provide customers with full outfit ideas. We believe that by changing products and floor sets with new merchandise, we give our customers a reason to shop our stores frequently.

We maintain a consistent look in our stores, including blue lighted storefront signs, blue mosaic tiles on the storefront columns and a well-lit selling area. High ceilings and slat walls allow us to stock and display our merchandise effectively. We seek site locations that have a store front of approximately 30 feet wide to create an inviting open floor feel, complete with visually appealing glass line presentations.

Site Selection and Store Growth

In selecting a location for a new store, we target malls as well as lifestyle, power and outlet centers in areas with suitable demographics and where similar fashion retailers have performed well. We have a real estate committee that follows a disciplined approach to analyze factors that include mall productivity, mall-specific competitive environment, average sales of fast fashion retailers and the configuration of available space for potential new store locations. We seek prominent locations in high-traffic areas of the mall in close proximity to other retailers targeting young women. We have found that when we have locations in malls with certain key competitors our net sales in those stores typically exceed the net sales of stores that are not located in proximity to those key competitors. Our flexible store format allows us to utilize both new and second-generation retail locations. We also evaluate new store locations based on projected sales, anticipated capital investment and estimated store level contribution which satisfies our targeted return threshold. We negotiate leases with a variety of term lengths, most of which have early termination rights held by us if certain sales goals are not achieved.

Although we may not open any new stores in fiscal 2014, opening new stores is an important part of our long-term growth strategy. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence. Our business is somewhat seasonal and as a result, our revenues fluctuate. Net revenues generated during the first quarter and the holiday selling season generally contribute to the relatively higher first quarter and fourth quarter net income. However, our revenues in any given quarter can be affected by timing of holidays, the weather, macro-economic conditions and other external factors beyond our control.

We seek to optimize our existing store base by relocating or closing stores that are underperforming, as well as remodeling our older stores. In the twenty-six weeks ended June 28, 2014, we closed 19 stores and relocated 2 stores. We have plans to close at least five more stores during the remainder of fiscal 2014. Although we may not open any new stores in 2014, we have identified locations for potential expansion in 2015, or at such time as we are able to generate sufficient cash flows from operations.

The table below highlights certain information regarding our new store openings, store closings, relocations and remodels as of the fiscal year end for each of the years indicated below:

	Fiscal Year Ended
	December 28, 2013	December 29, 2012	December 31, 2011
Stores at beginning of period	276	241	209
Stores opened during period	22	39	33
Stores closed during period	(4)	(4)	(1)
Stores at end of period	294	276	241
Relocated Stores	4	3	3

Direct

We offer direct sales through our e-commerce website, www.bodycentral.com, which accepts orders directly from our customers. Direct sales are not included in our comparable store sales.

For the twenty-six weeks ended June 28, 2014, our direct business generated revenues of $9.5 million, or 8.2% of our net revenues. We market our direct business through online advertising, text messaging, e-mail and direct mail. As of June 28, 2014, we have a database containing approximately 650,000 text recipients, approximately 3.3 million email addresses, and approximately 295,000 mailing addresses.

Internet

Our customers are able to purchase merchandise through our website as well as obtain current information on our store locations. Most of our direct business purchases are made online, with some revenue being generated from periodic direct marketing pieces and catalog distribution. We believe our website reinforces our Body Central brand by expanding our consumer audience beyond our bricks and mortar footprint, and by providing our bricks and mortar customers a gateway to see new merchandise arrivals and fashion ideas.

Marketing and Advertising

While our products appeal to women of varying ages and diverse backgrounds, our core customer is a young woman in her late teens to mid-thirties who enjoys shopping for the latest fashions. According to the U.S. Census Bureau, there were estimated to be approximately 37.8 million women as of July 2012 between the ages of 18 to 34. Our target customer represents a growing segment of the U.S. population and we believe that she spends a higher proportion of her income on fashion than the general population.

Our marketing approach aims to increase customer traffic and build brand image. We use direct mail, email, text message communications, in-store graphics, our website and social networking platforms, such as Facebook and Twitter, to achieve our marketing goals. We believe that in order to serve the customer better, we have to communicate our brand clearly through our merchandise assortment, marketing programs, and e-commerce channels. We often coordinate marketing efforts with the malls and shopping centers in which our stores are located.

We believe that the look and feel of our stores, our in-store graphics, product labeling, customer service and overall shopping experience are critical to building our brand image. Merchandise is presented with a cohesive marketing theme, often around seasons and holidays, which unifies the store presentation and emphasizes both on-trend fashions and fashion basics. For example, we display large posters throughout each store that feature aspirational photos of our models wearing complete Body Central outfits, as well as a large number of body forms featuring current merchandise.

Distribution

We distribute all of our merchandise from our corporate headquarters in Jacksonville, Florida, which occupies approximately 179,000 square feet, consisting of approximately 146,000 square feet of warehouse space and approximately 33,000 square feet of office space. All of our merchandise is received, inspected, managed, stored and distributed through our warehouse. Most of our merchandise is currently pre-ticketed and pre-assorted by our vendors, which allows us to distribute the merchandise quickly and reduce labor costs. Merchandise is shipped up to five times per week to our stores to ensure a steady flow of new inventory.

In January 2013, we signed a lease to occupy a larger, more modern distribution facility. We recently announced that we had terminated our plans to move our corporate headquarters and distribution center to the new location. We expect to incur a material non-cash charge in the third fiscal quarter related to the leasehold improvements and material handling equipment at the new location, and we are currently exploring alternatives to reduce, mitigate or terminate this lease obligation, although there can be no assurance that we will be able to do so on terms favorable to us. See “Risk Factors – As a result of our strategic decision to terminate our plans to move our corporate office and distribution center, we will incur material non-cash charges and may become subject to potential litigation or other disputes with the landlord that could have a material adverse effect on our financial condition”.

Information Technology Systems

Our information technology systems provide support and information to our management team. We use a combination of customized and industry-standard software systems to support the following functions:

•	Store point-of-sale;

•	e-commerce and;

•	inventory management; and

•	financial reporting.

In fiscal year 2013, we installed several new systems to enhance our store labor scheduling and loss prevention systems. Our new loss prevention system broadens the scope of our loss prevention capabilities. We also have begun an implementation to replace our existing inventory management system, our accounting and reporting system. This implementation work had been slowed by our financial condition and all projects are being evaluated to determine when and if these projects can be resumed with a more targeted implementation schedule. We believe the e-commerce component of our direct business is a key component to our overall brand proposition, the consumer experience and our corporate strategy to unify our sales channels through more integrated systems, content consistency and cross-channel marketing. We expect to review our online platform and make limited changes as cash flows and business conditions allow.

Competition

The specialty apparel retail market is highly competitive. We compete primarily with other specialty retailers and e-commerce and catalog businesses that specialize in women’s apparel and accessories targeting customers in their late teens to mid-thirties. We believe our competitors include other specialty retailers such as Forever 21, Wet Seal, rue21 and Charlotte Russe. We also compete with department stores, national specialty stores and value retailers. Our direct-segment operation competes against numerous catalogs and websites, which may have a greater volume of circulation and web traffic.

Our success depends in part on our ability to respond quickly to fashion trends so that we can meet the changing demands of our customers. We believe the principal basis upon which we compete is by offering quality, current fashions at value prices. We believe that our success is also dependent on our in-store experience, our Body Central brand, our current fashions and desirable store locations. Along with certain retail segment factors noted above, other key competitive factors for our direct-segment operations include the success or effectiveness of customer mailing lists, response rates, catalog presentation, merchandise delivery and website design and availability.

Our market is highly competitive and many of these retailers have substantially greater name recognition, as well as financial, marketing, and other resources, and devote greater resources to the sale of their products than we do. We may face new competitors and increased competition in existing markets which could have a negative impact on our ability to execute our long-term growth strategy.

Intellectual Property

We have registered trademarks with the U.S. Patent and Trademark Office, including Body Central®, Sexy Stretch®, and Lipstick Lingerie®. In addition, we own domain names, including www.bodycentral.com and www.bodyc.com, and registered copyright rights in our website content. We believe our material trademarks have value, and we protect them against infringement. We intend to continue to file new applications as appropriate to protect our intellectual property rights.

In some regions of the U.S., our stores are located in the same malls and shopping centers as stores operated by a company doing business under the name The Body Shop®, which is a cosmetics and beauty store. We are not affiliated with this company. In 1991, we granted this company a license to use our Body Shop trademark which is held by us in connection with retail store services for the sale of women’s apparel and apparel accessories. Under the terms of this license agreement, we granted an exclusive, royalty-free license to the cosmetics and beauty store company to use our ‘‘Body Shop’’ mark for its business as follows: as a service mark for mail order retail sales of t-shirts and sweatshirts in 49 states and territories and of other apparel in 38 states and territories; as a service mark for retail store sales of apparel in 38 states and territories; and as a trademark for apparel in 38 states and territories. This license was non-exclusive as to certain uses and our agreements with this company permit us to continue to use our ‘‘Body Shop’’ mark in our stores located in Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. We currently operate under the Body Central banner and, in a minority of stores in certain states, we operate under the Body Shop banner. Our current business is focused on developing the Body Central®, Sexy Stretch®, and Lipstick Lingerie® brands and we are moving away from the use of the Body Shop name in our stores. We currently operate five stores under the Body Shop banner, and expect that this number will decline as we remodel or update older stores and transition to Body Central signs and banners.

Regulation and Legislation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Employees

As of August 26, 2014, we had approximately 3,327 total employees. Out of our total employees, approximately 150 were based at our corporate headquarters in Jacksonville, Florida, and approximately 3,177 were store employees. We had approximately 868 full-time employees and approximately 2,459 part-time employees, the latter of whom are primarily store employees. None of our employees are represented by a labor union, and we have had no labor-related work stoppages as of September 19, 2014. Our relationship with our employees is a key to our success, and we believe that relationship is in good standing.

Seasonality

Due to the seasonal nature of the retail industry, we have historically experienced and expect to continue to experience some fluctuations in our revenues and net income reflecting increased demand during the year-end holiday season, other holidays, such as Easter, the beginning of spring and peak shopping periods, such as the back-to-school season. If for any reason our revenues were below seasonal norms or expectations during these quarters, our annual results of operations could be adversely affected. The level of our working capital reflects the seasonality of our business. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in anticipation of the increased revenues during these periods.

Privacy Policy

In the course of our business, we collect information about our customers, including customer data submitted to us in connection with purchases of our product at stores as well as from our direct business. We respect the privacy of our customers and take steps to safeguard the confidentiality of the information that they provide to us.

Body Central Corporate Information

Our principal executive offices are located at 6225 Powers Avenue, Jacksonville, Florida 32217, and our telephone number is (904) 737-0811. Our common stock is currently quoted on the OTC Pink market under the symbol “BODYD”, although on or about October 7, 2014, the symbol will revert to “BODY”.

We make available free of charge on our Internet website, www.bodycentral.com, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports as soon as reasonably practicable after filing such material electronically with, or otherwise furnishing it to, the Securities and Exchange Commission (the “SEC”). These materials may also be obtained free of charge at the web site maintained by the SEC at www.sec.gov. The contents of our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or relied upon in connection herewith.

Recent Developments

Private Placement of Convertible Notes

Effective as of June 27, 2014 (the “Closing”), we entered into a securities purchase agreement (as amended, the “Purchase Agreement”) with investors (the “Buyers”) and closed the issuance and sale to the Buyers of $18.0 million in aggregate principal amount of our subordinated secured convertible notes (as amended, the “convertible notes”) and new series of Series A Preferred Stock and Series B Preferred Stock (the “Preferred Stock”)(collectively, such transactions may be referred to as the “2014 Financing”). This prospectus covers the resale from time to time by the selling stockholders named herein of the shares of our common stock issuable from time to time upon conversion of the convertible notes (which we sometimes refer to herein as the “note conversion shares”). The terms of the 2014 Financing, including the terms of the convertible notes and Preferred Stock issued in connection therewith, are described under the caption “Private Placement of Convertible Notes and Preferred Stock” beginning on page 10 of this prospectus below.

Management and Board Transitions

In connection with the closing of the 2014 Financing, Donna Ecton, Scott Gallin, David Katz and Robert Glass resigned as members of our Board, with Brian Woolf remaining on our Board.  Mr. Woolf also serves as our Chief Executive Officer. The holders of each of the three shares of Series A Preferred Stock that were issued in the 2014 Financing were provided the right to nominate and elect (and to subsequently remove and replace) a director to our Board of Directors; provided, that the aggregate number of directors that the Series A Holders shall be entitled to nominate and elect shall be decreased as set forth in the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock if the aggregate number of shares of common stock into which the convertible notes held by the original purchasers of the convertible notes (and their affiliates) are convertible decreases to specified levels. Pursuant to such rights, effective as of June 27, 2014, Erica Niemann, Ari Zweiman and Justin Evans were elected to our Board. In addition, (i) effective June 30, 2014, Fred Lamster was appointed to our Board of Directors and named Chairman of the Board and (ii) effective July 31, 2014, Folline Cullen, Bryan Eshelman and Ben Rosenfeld were appointed to our Board of Directors. In addition, effective June 30, 2014, our Board appointed Richard L. Walters, Jr. as our new Chief Financial Officer. Mr. Walters, an expert in inventory management, previously served as our Chief Financial Officer from January 2007 until his September 2011 retirement. In connection with his appointment, we committed to provide to Mr. Walters certain equity grants commensurate with the following terms: (i) a grant of 65,750 shares of our restricted common stock, subject to time-based vesting in annual installments, and (ii) three performance-based stock awards, each consisting of 65,750 shares of our restricted common stock, and providing for vesting in the event we achieve certain performance targets. These equity awards will be awarded pursuant to and subject to the terms of 2006 Equity Incentive Plan, as amended, subject to availability of authorized shares under the Equity Plan, and are more fully described in our Current Report on Form 8-K, filed with the SEC on August 5, 2014.

For biographical information about the members of our Board of Directors, the Board committees on which each serves, a discussion of our management team and our executive officers and additional information about our Company’s corporate governance, please see our Definitive Proxy Statement on Schedule 14A for our 2014 Special Meeting of Stockholders, which document was filed with the Securities and Exchange Commission on August 19, 2014 and is incorporated into this prospectus by reference.

Listing of Common Stock

Prior to the 2014 Financing, our common stock was listed on the Nasdaq Stock Market. Under the Nasdaq Marketplace Rules, we were required to obtain stockholder approval for the issuance of the convertible notes prior to such issuance. However, in order to preserve our financial viability, it was necessary to consummate the transaction before stockholder approval could be obtained. We acknowledged the inability to comply with the Nasdaq Marketplace Rules, and elected to voluntarily delist from the Nasdaq Stock Market, which delisting was effected on July 9, 2014. At that time, our common stock began trading on the OTC Pink marketplace. We intend to apply in the future to relist our common stock on a national securities exchange, though no assurance can be given that we will be able to satisfy the criteria for initial listing on any such exchange or that, if listed, we would remain in compliance with the continued listing requirements of such exchange.

Amendments to Governance Documents

Pursuant to the terms of the Purchase Agreement entered into in connection with the 2014 Financing, we agreed, among other things, to seek stockholder approval within 90 days of the Closing to effect a reverse stock split. In accordance with this covenant and pursuant to the approval of our stockholders as received at our 2014 Special Meeting of Stockholders, we implemented a one-for-ten reverse stock split of our issued and outstanding common stock effective as of 5:00 p.m. EDT on September 4, 2014, that was effective for trading purposes on September 9, 2014. Unless otherwise expressly stated to the contrary, all share numbers and per share prices in this prospectus have been adjusted to give effect to the reverse stock split.

At our 2014 Special Meeting of Stockholders, our stockholders approved our Fourth Amended and Restated Certificate of Incorporation, which was filed with the Secretary of State of the State of Delaware on September 4, 2014. Our Fourth Amended and Restated Certificate of Incorporation includes amendments to: (a) implement the reverse stock split described above; (b) eliminate our prior classified board structure to instead provide for the annual election of all directors, subject to the rights with respect to director appointments afforded to the holders of our Series A Preferred Stock (which holders are currently entitled to appoint three directors); (c) eliminate the super-majority voting requirements; (d) eliminate the prohibition against stockholder action by written consent and authorize stockholder action by majority written consent; and (e) authorize 25% of our directors to call a special meeting of stockholders. In addition to these amendments, the Fourth Amended and Restated Certificate of Incorporation also restates and integrates into a single instrument all prior amendments to our certificate of incorporation.
On September 4, 2014, concurrently with the effectiveness of the Fourth Amended and Restated Certificate of Incorporation, our Board of Directors adopted our Amended and Restated By-Laws. The Amended and Restated By-Laws include amendments to: (a) make conforming changes consistent with our Fourth Amended and Restated Certificate of Incorporation; (b) eliminate the super-majority voting requirements included in our previous by-laws; and (c) provide that our directors be elected by a majority vote standard in uncontested elections, subject to the rights of the holders of our Series A Preferred Stock to nominate and elect directors. Pursuant to this new majority vote standard, in an uncontested director election, directors will be elected only upon receipt of a majority of the votes cast. If an incumbent director receives less than a majority of the votes cast, such director will be required to tender his or her resignation, whereupon our Board shall, within 90 days, either (i) accept such resignation and determine an effective date thereof that shall be within 90 days of such acceptance or (ii) upon a unanimous vote of the Board, decline to accept such resignation and publicly disclose, within four business days, the reasons for such rejection. In a contested election in which the number of nominees exceeds the number of directors to be elected, each director shall be elected by a plurality of the voting power of the shares represented at the meeting and entitled to vote. In determining the number of votes cast, abstentions and shares not voted will not be treated as votes cast.

THE OFFERING

Common Stock Outstanding Prior to this Offering	1,724,113 shares (1)
Common Stock Offered by Selling Stockholders	6,685,723 shares (2)
Common Stock Outstanding After Completion of this Offering, assuming all Convertible Notes are Converted Into Common Stock	6,866,977 shares (3)
Use of Proceeds
We will not receive any of the proceeds from the conversion of the convertible notes or the sale of the underlying shares of common stock by the selling stockholders named in this prospectus. All proceeds from the sale of the common stock will be paid directly to the selling stockholders.

Quotation of Common Stock:	Our common stock is currently quoted on the OTC Pink marketplace under the symbol “BODYD”, although on or about October 7, 2014, the symbol will revert to “BODY”.
Risk Factors
An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in and incorporated by reference into this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

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(1)
Based on 17,124,113 shares of our common stock outstanding as of September 4, 2014 immediately prior to effecting our one-for-ten reverse stock split, and as such, is subject to adjustment to reflect payment of cash in lieu of fractional shares resulting from the reverse stock split. Included as issued and outstanding are, after giving effect to the one-for-ten reverse stock split, 69,152 unvested restricted stock awards (RSAs) that are outstanding under our equity compensation plans and 11,250 RSAs that are outstanding related to inducement awards outside of our equity compensation plans. Excludes (i) 34,166 shares of our common stock issuable upon the exercise and/or vesting of stock options (at a weighted average exercise price of $111.90 per share); (ii) 30,000 shares of our common stock issuable upon the exercise and/or vesting of stock options (at an exercise price of $79.40 per share) that are outstanding for inducement grants outside our equity compensation plans; (iii) additional shares underlying equity awards that may be granted pursuant to our Third Amended and Restated 2006 Equity Incentive Plan and (iv) shares of common stock underlying the convertible notes.

(2)
Represents 130% of the number of shares of our common stock issuable upon conversion of the $18,000,000 in aggregate principal amount of convertible notes issued by us to the selling stockholders in the 2014 Financing, without giving effect to any capitalized interest. The convertible notes have a fixed conversion price initially set at $3.50 per share, subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the convertible notes.

(3)	Assumes 5,142,864 note conversion shares, which does not include capitalized interest (the effect of which would increase the number of conversion shares).
PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND PREFERRED STOCK
Effective as of June 27, 2014 (the “Closing”), we consummated a private placement referred to as our 2014 Financing. In connection therewith, we entered into a securities purchase agreement (as amended, the “Purchase Agreement”) with investors (the “Buyers”) and closed the issuance and sale to the Buyers of $18.0 million in aggregate principal amount of our subordinated secured convertible notes (as amended, the “convertible notes”) and new series of preferred stock (the “Preferred Stock”). Pursuant to the terms of the Purchase Agreement, we agreed, among other things, to seek stockholder approval within 90 days of the Closing to effect a reverse stock split. In accordance with this covenant and pursuant to the approval of our stockholders as received at our 2014 Special Meeting of Stockholders, we effected a one-for-ten reverse stock split of our common stock effective as of 5:00 p.m. EDT on September 4, 2014 that was effective for trading purposes on September 9, 2014.

Buyers of the convertible notes and the Preferred Stock included certain of our directors (or Buyers that appointed members of our Board of Directors pursuant to the terms of the Series A Preferred Stock acquired pursuant to the Purchase Agreement) and certain greater-than-5% holders of our common stock. These relationships are described below:

Brian Woolf, our Chief Executive Officer and a member of our Board of Directors, purchased from us, for an aggregate purchase price of $400,001, (i) convertible notes having an aggregate principal amount of $400,000 and (ii) one share of Series B-8 Preferred Stock. The convertible notes held by Mr. Woolf are convertible into an aggregate of 114,286 shares of our common stock. For information about the common stock beneficially owned by Mr. Woolf, and the shares of common stock offered by Mr. Woolf pursuant to this prospectus, see “Selling Stockholders” below.

683 Capital Partners LP purchased from us, for an aggregate purchase price of $4,500,002, (i) convertible notes having an aggregate principal amount of $4,500,000, (ii) one share of Series A-3 Preferred Stock and (iii) one share of Series B-7 Preferred Stock. The share of Series A-3 Preferred Stock gives 683 Capital Partners LP the right to elect a director to our Board of Directors, and pursuant to this right, effective as of June 27, 2014, Ari Zweiman (the Managing Member of 683 Capital Management, LLC, which entity is the investment manager of 683 Capital Partners LP), was elected to our Board of Directors. Subject to the 9.99% blocker provision described below, the convertible notes held by 683 Capital Partners LP are convertible into an aggregate of 1,285,715 shares of our common stock. For information about the common stock beneficially owned by 683 Capital Partners, Mr. Zweiman and their respective affiliates, and the shares of common stock offered by 683 Capital Partners pursuant to this prospectus, see “Selling Stockholders” below.

Lane Five Partners LP (“Lane Five Partners”) purchased from us, for an aggregate purchase price of $2,700,002, (i) convertible notes having an aggregate principal amount of $2,700,000, (ii) one share of Series A-1 Preferred Stock and (iii) one share of Series B-1 Preferred Stock. The share of Series A-1 Preferred Stock gives Lane Five Partners the right to elect a director to our Board of Directors, and pursuant to this right, effective as of June 27, 2014, Erica Niemann (an Analyst with Lane Five Capital Management LP (“Lane Five Management”), which entity is the investment manager of Lane Five Partners) was elected to our Board of Directors. Subject to the 9.99% blocker provision described below, the convertible notes held by Lane Five Partners are convertible into an aggregate of 771,429 shares of our common stock. Lane Five Partners is also the holder of 140,770 additional shares of our common stock. For information about the Common Stock beneficially owned by Lane Five Partners, Ms. Niemann and their respective affiliates, and the shares of common stock offered by Lane Five Partners pursuant to this prospectus, see “Selling Stockholders” below.

Justin R. Evans purchased from us, for an aggregate purchase price of $1,000,002, (i) convertible notes having an aggregate principal amount of $1,000,000, (ii) one share of Series A-2 Preferred Stock and (iii) one share of Series B-2 Preferred Stock. The share of Series A-2 Preferred Stock gives Mr. Evans the right to elect a director our Board of Directors, and pursuant to this right, effective as of June 27, 2014, Mr. Evans was elected to our Board of Directors. Subject to the 9.99% blocker provision described below, the convertible notes held by Mr. Evans are convertible into an aggregate of 285,715 shares of our common stock. Mr. Evans (i) is also the beneficial owner of 84,250 additional shares of our common stock and (ii) as managing member of Blackwood Capital Management, LLC, a New Jersey limited liability company of which Mr. Evans is the managing member, may be deemed to be the beneficial owner of an additional 5,750 shares of our common stock held by one or more managed accounts which include immediate family members of Mr. Evans. For information about the common stock beneficially owned by Mr. Evans and his affiliates, and the shares of common stock offered by Mr. Evans pursuant to this prospectus, see “Selling Stockholders” below.

In addition, certain other Buyers of convertible notes and Preferred Stock are now deemed to beneficially own more than 5% of our common stock as a result of their purchases pursuant to the Purchase Agreement, including Solas Capital Partners (purchased $517,000 aggregate principal amount of convertible notes and one share of Series B-3 Preferred Stock), Blackwell Partners, LLC (purchased $1,483,000 aggregate principal amount of convertible notes and one share of Series B-4 Preferred Stock), Tonga Partners, L.P. (purchased $2,100,000 aggregate principal amount of convertible notes and one share of Series B-5 Preferred Stock), Cuttyhunk Master Portfolio (purchased $1,100,000 aggregate principal amount of convertible notes and one share of Series B-6 Preferred Stock), Hudson Bay Master Fund LTD. (purchased $3,000,000 aggregate principal amount of convertible notes and one share of Series B-9 Preferred Stock), Clayton Capital Appreciation Fund, LP (purchased $500,000 aggregate principal amount of convertible notes and one share of Series B-10 Preferred Stock), and Midsummer Small Cap Master, Ltd. (purchased $500,000 aggregate principal amount of convertible notes and one share of Series B-11 Preferred Stock). See the holdings of these persons, and the common stock offered by each of them pursuant to this prospectus, as reported under “Selling Stockholders” below.

Description of the Convertible Notes

The convertible notes are convertible into shares of our common stock at any time, in whole or in part, at the option of the holders at a fixed conversion price, initially set at $3.50 (as adjusted to give effect to our one-for-ten reverse stock split effected as of September 4, 2014), which shall be subject to further adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the convertible notes. Interest on the convertible notes will accrue at 7.5% per annum payable quarterly in arrears. At our option, subject to the terms of the Subordination Agreement entered into in connection with the convertible notes, we may make cash payments of the quarterly interest amounts at the discounted rate of 6.75% per annum. If we do not exercise the option to pay cash interest, the applicable quarterly interest payment will be made in kind by increasing the principal amount due under the convertible notes by an amount equal to the quarterly interest amount of 7.5% per annum. A default interest rate of 20% may apply upon the occurrence and continuance of an event of default. A late charge of 20% of any overdue amount shall apply if we fail to pay amounts due under the convertible notes when due.

The convertible notes are guaranteed by our subsidiaries and enjoy a second lien against our assets and are junior only to liens of senior debt and certain permitted liens. All amounts under the convertible notes will be due and payable in cash on the third anniversary of the issuance of the convertible notes if not converted or redeemed earlier.

The convertible notes may not be converted if, after giving effect to the conversion, any Buyer together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our outstanding common stock immediately after giving effect to such conversion.

The convertible notes contain certain covenants and restrictions and are subject to various events of default, including, among others, failure to pay principal or interest on the convertible notes or comply with certain covenants under the convertible notes and cross-defaults to other material indebtedness. After certain senior indebtedness has been paid in full, the convertible notes provide for the triggering of events of default for failure by us to comply with our obligations to reserve common stock for any conversions of the convertible notes, convert the convertible notes or register the note conversion shares. Upon a change of control of our Company, the holders may require us to redeem the convertible notes at a redemption price equal to the greater of (i) 107.5% of the principal amount of the convertible notes being redeemed and (ii) the market value of shares such holder would be entitled to receive if its convertible notes were converted into common stock.

Description of the Preferred Stock

The designations of the number, rights, preferences and privileges of shares of 16 new series of Preferred Stock issued pursuant to the Purchase Agreement described above – Series A-1 through A-3 Preferred Stock (the “Series A Preferred”) and Series B-1 through B-13 Preferred Stock (the “Series B Preferred”) – are set forth in a Certificate of Designations filed by us with the Secretary of State of the State of Delaware on June 27, 2014. One share of each series of Preferred Stock was authorized and issued.

Each share of Series A Preferred gives its holder the right to elect a director to our Board of Directors. Among other things, each share of Series B Preferred gives its holder the right to vote the shares of common stock underlying such holder’s convertible note on an as-converted basis. Shares of Series A Preferred are not transferable (other than to affiliates) and shares of Series B Preferred may only be transferred in conjunction with the convertible note held by such Buyer.

2014 Registration Rights Agreement

In connection with Purchase Agreement, we entered into a Registration Rights Agreement with the Buyers (as amended, the “2014 Registration Rights Agreement”) providing for the registration by us of the shares of the common stock issuable upon conversion of the convertible notes (“Registrable Securities”).

Pursuant to the 2014 Registration Rights Agreement, as amended, we were obligated to file a registration statement within 20 calendar days after we obtained stockholder approval of the one-for-ten reverse stock split of our common stock. Stockholder approval was obtained, and the reverse stock split was effectuated, on September 4, 2014. It is pursuant to this obligation under the 2014 Registration Rights Agreement that we have filed this registration statement.

Also pursuant to the 2014 Registration Statement, we have agreed to use our reasonable best efforts to cause this registration statement to become effective within 90 calendar days from the date this registration statement is filed and maintain the effectiveness of this registration statement until all of the shares registered hereunder may be freely transferred by the Buyers or the Buyers have sold all of the shares covered by this registration statement. In the event that this registration statement does not cover all of the Registrable Securities, we will be obligated to file additional registration statements. We will be subject to certain obligations if we (i) fail to have this registration statement declared effective on or before the agreed upon date or (ii) fail to maintain the effectiveness of this registration statement or fail to meet certain other maintenance obligations. If we fail to meet our obligations as described in the previous sentence, subject to the terms of the intercreditor and subordination agreement setting forth the rights of our first lien credit facility lenders and the rights of the holders of our second lien convertible notes, we will be required to pay liquidated damages equal to 2% of the purchase price of the Registrable Securities relating to such registration statement upon the occurrence of the failure and for each 30 calendar day period during which such failure is continuing, with such liquidated damages being capped at 15% of the aggregate purchase price of the Registrable Securities.
RISK FACTORS
An investment in our common stock is speculative and involves a high degree of risk, including the risk of a loss of your entire investment. As our common stock is presently quoted on the OTC Pink marketplace, an investment in our common stock will be far less liquid than an investment in a security listed on a national securities exchange. You should carefully consider the risks and uncertainties described below and the other information contained in and incorporated by reference in this prospectus before purchasing shares of our common stock. The risks set forth below are not the only ones facing us. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you pay for our common stock.

Risks Related to Our Liquidity and Indebtedness

Due to our recent results of operations, we may not be able to continue as a going concern.

We incurred a loss from operations of $53.4 million and $31.0 million, respectively, for the fiscal year ended December 28, 2013 and the twenty-six weeks ended June 28, 2014 and had negative cash flow from operations of $13.6 million and $7.9 million, respectively, as of December 28, 2013 and June 28, 2014. Our results of operations, including operating revenues and operating cash flows, have been negatively impacted by a number of factors including material merchandise markdowns taken during the second half of fiscal 2013 and the first half of 2014 to clear slow moving inventory resulting from our failure to anticipate our target customers' preferences and demand level, competitive industry conditions, and the state of the macro economy and more specifically, the fashion retail sector. We believe that these factors may continue to have a negative impact on our business. These conditions, and their continued negative impact on our liquidity, raise substantial doubt about our ability to continue as a going concern under applicable authoritative literature. Refer to Note 1, Basis of Consolidation included in the consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, and the financial statements included in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 2014 and June 28, 2014, which documents are incorporated into this prospectus by reference, for additional disclosures.

We may not be able to execute our business plans or meet our obligations.

We have historically relied on cash flows from operations to meet our cash flow requirements for continued operations and capital projects. In 2014, we obtained a first lien asset-based credit facility with Crystal Financial LLC (“Crystal”) and also issued the second lien convertible notes and new series of preferred stock in exchange for $18.0 million principal amount of the convertible notes. We had cash available of $4.4 million and total net working capital of $1.7 million as of June 28, 2013, exclusive of a receivable amount of $18.0 million and $13.2 million current liability related to the fair value of the call option, which were recorded on our balance sheet as of June 28, 2014 as the proceeds of the convertible notes were received subsequent to the balance sheet date. Based on our current forecasts, we believe that our cash position, net cash provided by operating activities and debt facilities should be adequate to finance our working capital needs through the 12 months subsequent to June 28, 2014, if we are successful in executing our business plan. Forecasts include strategic initiatives centered on merchandise content and customer messaging. If these strategies are not achieved, we may require additional financing to provide sufficient cash flows to support operations, availability of which cannot be guaranteed.

Our future viability is dependent on our ability to execute these plans successfully. We plan to use our available funding, together with cash provided by our operations, to finance our current business plan; however, if we cannot meet our capital needs using cash on hand, cash from operations and cash available from debt facilities, in addition to the actions described in further detail below, we will have to take actions such as modifying our business plan to reduce capital investments, pursuing additional external liquidity generating events, seeking additional financing to the extent available and further delaying non-essential capital expenditures.

Our current business plan assumes that our operating cash in-flows will improve in the second half of 2014 as a result of changes to our merchandising strategy, which focuses on the allocation of product assortment and better managing inventory levels to sales trends. We do not anticipate opening any new stores in fiscal 2014, so if our future comparable store sales and direct business sales continue to decline or do not improve consistent with our forecasts, our cash flows could be materially adversely affected. The success of these initiatives is largely dependent on a variety of factors, one of which is fashion trends. It is critical for us to gauge the fashion tastes of our customers and to provide merchandise that satisfies customer demand. Our failure to anticipate, identify, or react to changes in customer taste and demand could adversely affect the results of operations, including our ability to generate positive cash flows from operations, and consequently, our ability to fund operations, to obtain additional financing, and to repay our financing obligations.

In addition to our sales and inventory planning and management initiatives, we have taken several other actions to increase our liquidity which we believe should be adequate to finance our working capital needs through 2014, if we are successful in executing our business plan. Actions have included cost reductions such as closing underperforming stores, headcount reductions, and delaying non-essential capital projects until such time as we are able to generate sufficient cash flows from operations to fund these capital expenditures. Subsequent to the fiscal year ended December 28, 2013, our actions have included the following:

•	We closed 19 stores during the twenty-six weeks ended June 28, 2014, and intend to close at least five more stores during the remainder of fiscal year 2014.

•
We received a total of $13.9 million during the first quarter of 2014 in Federal income tax refunds resulting primarily from a net operating loss carryback of 2013 losses to fiscal years 2011 and 2012.

•
On February 6, 2014, we entered into a new asset based credit facility agreement (the "Credit Facility Agreement") with ("Crystal") which provided for a $17.0 million senior secured credit facility, which included a term loan facility of $12.0 million advanced on the closing date and a revolving credit facility of $5.0 million was not been drawn upon. Additionally, the Credit Facility Agreement provided for an uncommitted term loan facility of up to $7.0 million. The Credit Facility Agreement will mature on February 6, 2017 and is secured by substantially all of our assets. The proceeds of the term loan facility were used to pay all amounts owed under and retire our prior $5.0 million credit facility, to pay certain related fees and expenses, to fund working capital and for other corporate purposes.

•
Effective June 23, 2014, we entered into a Forbearance and Modification Agreement ("Forbearance Agreement") which effectively terminated the above outstanding term loan facility and increased the revolving credit facility to $17.0 million. Pursuant to the Forbearance Agreement, we prepaid the term loan facility in full from (i) cash on hand in excess of amounts permitted under the Forbearance Agreement plus (ii) the proceeds from the revolving credit facility. We were not required to pay any prepayment penalties under the terms of the Forbearance Agreement. As of the effective date of the Forbearance Agreement, we were in default of certain provisions under the Credit Facility Agreement. Under the Forbearance Agreement, Crystal agreed to forbear against any remedies available to them under an event of default until July 27, 2014. Crystal provided a waiver to us on June 27, 2014; as such, outstanding borrowings under the Credit Facility Agreement, as amended, were not callable as of the balance sheet date.

•
On June 27, 2014, we completed a private placement of $18.0 million of our convertible notes and new series of preferred stock. Interest on the convertible notes will accrue at a stated rate of 7.5% per annum and each quarterly interest payment will be paid in kind by increasing the principal amount due under the convertible notes unless we exercise our option to pay cash interest at a stated rate of 6.75% per annum. The convertible notes are convertible into shares of our common stock at any time at the option of the holders at a conversion price of $3.50 per share, subject to certain adjustments including full ratchet anti-dilution protections. See “Private Placement of Convertible Notes and Preferred Stock” above.

Our first lien Credit Facility Agreement and second lien convertible notes provide for acceleration in certain instances in connection with certain events of default, and also contain customary cross-default provisions with respect to other indebtedness. Pursuant to our first lien Credit Facility Agreement, cash dominion provisions may be triggered by an event of default, the outstanding balance of revolving loans increasing above a certain required threshold initially set at $12,000,000 or the Loan Parties’ unrestricted cash dropping below $7,500,000 for two consecutive business days. On September 2, 2014, cash dominion was triggered as a result of our unrestricted cash falling below $7,500,000 for two consecutive business days. As a result, until such time as our unrestricted cash exceeds $7,500,000 for 60 consecutive calendar days, as to which there can be no assurance, inbound cash receipts will be controlled by Crystal. As the cash dominion event is not considered an Event of Default under the Credit Facility Agreement, we will continue to be allowed to borrow thereunder, subject to the other terms and conditions of the Credit Facility Agreement. Any acceleration of any of our outstanding indebtedness would materially and adversely affect our business, and could affect our ability to continue as a going concern.

Due to the inherent uncertainties in making estimates and assumptions in our forecast, there can be no assurance that we will be able to execute on its strategic initiatives. Therefore, if our operations underperform to our forecasted results, our financial position, results of operations, cash flows and liquidity may be materially adversely impacted and we may default under our debt agreements. There are additional factors which are not necessarily within our control such as competition, vendor or other payment demands, current national and regional economic conditions and weather, which could negatively impact our forecast and have a material adverse effect on our operations.

If we cannot meet our capital needs using cash on hand and cash from operations, we may have to take additional actions such as additional headcount reductions, modifying our business plan to close additional stores as lease terms end, seeking additional financing to the extent available, and further reducing and/or delaying capital expenditures. Incurring additional debt, however, will increase our capital requirements for debt service, and there can be no assurance that we will be able to obtain financing on terms and conditions satisfactory to us, or at all.

We need significant working capital to fund our operations and capital expenditures.

Payments under our store leases and the lease of our corporate headquarters and distribution center, as well as personnel costs, account for a significant portion of our operating expenses. If our performance does not generate sufficient cash flows from operations to fund our business plans, we may need to incur additional indebtedness or may need to seek additional equity or debt financing. If additional equity or debt financing is not available to us on satisfactory terms, or at all, our ability to run and potentially expand our business would be curtailed and we may need to delay the implementation of certain systems and operational plans. Also, we may not have enough cash on hand to fund any operating shortfalls, which could result in our inability to continue operations.

Any borrowings under our line of credit and any future debt financing will require interest payments and need to be repaid or refinanced, and would create additional cash demands and financial risk for us. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We do not know if we would be able to take any of the actions on a timely basis, on terms satisfactory to us, or at all. Any indebtedness we might incur in the future may contain covenants that restrict our ability to incur additional debt, invest in the long-term growth of our store base, or otherwise impact the value of our common stock.

Risks Related to Our Business

Our success depends on our ability to anticipate, identify and respond quickly to changing fashion trends.

Our core market, apparel and accessories for women in their late teens, twenties and thirties, is subject to rapidly shifting fashion trends, customer tastes and demands. Accordingly, our success is heavily dependent on our ability to anticipate, identify and capitalize on the latest fashion trends and respond to rapidly changing customer demands, including merchandise, styles and materials that will appeal and be saleable to our customers.

Our Planning and Allocation department and our merchandising team, are primarily responsible for performing this analysis and making product purchase decisions. Our failure to anticipate, identify or react swiftly to changes in styles, trends or desired image preferences, or to anticipate demand, is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories and a greater number of markdowns. If we do not accurately forecast fashion trends and sales levels, our business, financial condition and results of operations will be adversely affected.

Our business is sensitive to consumer spending and economic conditions.

The United States apparel industry is subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that affect consumer spending habits, all of which could negatively impact our business overall and specifically our sales, gross margins and profitability. Consumer purchases of apparel, accessories and particularly discretionary retail items, including our fashion merchandise, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, inflation, high interest rates, high tax rates, high fuel prices and consumer confidence with respect to current and future economic conditions. Consumer purchases may decline during recessionary periods or at other times when unemployment is higher or disposable income is lower. These risks may be exacerbated for retailers like us that focus significantly on selling discretionary fashion merchandise. Consumer willingness to make discretionary purchases may decline, may stall, or may be slow to increase due to national and regional economic conditions. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores, such as Florida, Texas, Pennsylvania and Georgia. Future slowdowns or disruptions in the economy could adversely affect mall traffic and new mall and shopping center development and could materially and adversely affect us and our long-term growth plans.

We operate in the highly competitive specialty retail apparel industry and the size and resources of some of our competitors may allow them to compete more effectively than we can.

We face intense competition in the specialty retail apparel industry. We compete on the basis of a combination of factors, including price, breadth, quality and style of merchandise, as well as our brand image and ability to respond to fashion trends. While we believe that we compete primarily with specialty retailers, catalog retailers and Internet businesses that specialize in women's apparel and accessories, we also face competition from department stores, national specialty chains and value retailers. We believe our primary competitors are specialty apparel retailers that offer their own private labels, such as Forever 21, Wet Seal, rue21 and Charlotte Russe. We also compete with a wide variety of large and small retailers for customers, vendors, suitable store locations and personnel. The competitive landscape we face, particularly among specialty retailers, is subject to rapid change as new competitors emerge and existing competitors change their offerings. We cannot be assured that we will be able to compete successfully and navigate the shifts in our market.

Many of our competitors and potential competitors may be larger and have greater name recognition and access to greater financial, marketing and other resources. Therefore, these competitors may be able to adapt to changes in trends and customer desires more quickly, devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than we can. As a result, we may lose market share, which would reduce our sales and revenues and adversely affect our results of operations.

Our inability to maintain or improve levels of comparable store sales or direct sales could negatively impact our profitability and financial operations.

If our future comparable store sales continue to decline or do not improve consistent with our forecasts, our profitability could be negatively impacted. In addition, our comparable store sales results have fluctuated in the past and can be expected to fluctuate in the future. A variety of factors affect comparable store sales, including fashion trends, competition, current national and regional economic conditions, pricing, changes in our merchandise mix, inventory shrinkage, the success of our marketing programs, holiday timing and weather conditions.

We have strategic initiatives which are centered on a more consistent and singular approach to branding, merchandise content and customer messaging between our stores and direct business. If these strategies are not achieved, we could experience continued negative operating cash flows.

Our ability to attract customers to our stores that are located in regional malls and other shopping centers and venues depends heavily on the success of the malls and centers in which our stores are located.

Our stores are principally located in regional malls, with some in outlet, lifestyle and power centers. Net sales at our stores are derived, to a significant degree, from the volume of traffic in those malls and centers and the surrounding areas. Our stores benefit from the ability of adjacent tenants to generate consumer traffic near our stores and the continuing popularity of the regional malls and outlet, lifestyle and power centers as shopping destinations. Our sales volume and traffic may be adversely affected by, among other things, economic downturns nationally or regionally, high fuel prices, increased competition, unfavorable weather conditions, changes in consumer demographics, a decrease in popularity of malls generally or of particular malls in which our stores are located. A reduction in customer traffic as a result of these or any other factors, or our inability to obtain or maintain desirable store locations within malls, could have a material adverse effect on our business. In addition, store closings in malls, particularly stores that attract similar customers, or deteriorations in the financial condition of mall operators could limit their ability to finance our tenant improvements, which would have an adverse impact on our ability to open profitable stores.

Our business largely depends on a strong brand image.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image particularly in new markets where we have limited brand recognition is important to maintaining and expanding our customer base. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics, catalog distribution and employee training. These investments may be substantial and may not ultimately be successful. Given our current liquidity, we may be constrained in our ability to make such investments.

We rely on word-of-mouth, foot traffic, direct mail, email and text message blasts to capture the interest of our customers and drive them to our stores and website. We do not use traditional advertising channels, such as newspapers, magazines, billboards, television and radio, which are used by some of our competitors. We expect to increase our use of social media, such as Facebook and Twitter, in the future. If our marketing efforts are not successful, there may be no immediately available alternative marketing channel for us to build or maintain brand awareness.

Our ability to obtain merchandise quickly and at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or their businesses.

We do not own or operate any manufacturing facilities. Instead, we purchase all of our merchandise from third-party vendors. Two of our vendors collectively accounted for approximately 15.5% of our purchases in the twenty-six weeks ended June 28, 2014. Our business and financial performance depend in large part on our ability to quickly evaluate merchandise for style and fit and also to test and purchase a wide array of desired merchandise from our vendors at competitive prices and in the quantities we require. We generally operate without long-term purchase contracts or other contractual guarantees.

We typically have averaged up to 30 days to pay our merchandise vendors. However, our payment terms have been materially reduced below prior year averages as of June 28, 2014. Currently, a majority of our vendors require payment for goods either upon delivery or in advance of delivery. If credit terms deteriorate beyond that assumed in our 2014 forecast, it could have a material adverse effect on our ability to fund operations.

The benefits we currently experience from our vendor relationships could be adversely affected if a sufficient number of our vendors:

•	choose to stop providing merchandise samples to us or otherwise discontinue selling products to us;

•	raise the prices they charge to a level such that we are unable to sell merchandise at prices that make sense for us and our customers;

•	change pricing terms or adversely change the quality of the materials or craftsmanship utilized;

•	change payment terms, reduce credit limits and/or require payment in advance;

•	reduce our access to styles, brands and products by entering into broad exclusivity arrangements with our competitors or otherwise in the marketplace;

•	sell similar products to our competitors with similar or better pricing; or

•	initiate or expand sales of apparel and accessories to retail customers directly through their own stores, catalogs or on the Internet and compete with us directly.

Market and economic events that adversely impact our vendors could impair our ability to obtain merchandise in sufficient quantities and at competitive prices. For instance, the cost of cotton may increase. An increase could cause our vendors to increase their prices, which could impact the prices we charge and our results of operations. We historically have established good working relationships with many small-to-mid-size vendors that often have more limited resources, production capacities and operating histories. Many of these vendors rely on credit from third parties such as factoring companies. If the credit relationships of our vendors should change, we may be required to pay for merchandise from our vendors earlier than our historical practice. As we grow and need greater amounts of inventory, we may need to develop new relationships with larger vendors as our current vendors may be unable to supply us with needed quantities. We may not be able to find similar products on the same terms from larger vendors. If we are unable to acquire suitable merchandise in sufficient quantities and at acceptable prices due to the loss of, or a deterioration or change in our relationship with, our vendors or events harmful to our vendors occur, it may adversely affect our business and results of operations.

We are planning to replace several core information technology systems, which might disrupt our operations and cause us to incur significant unexpected expenses.

We have begun to replace several significant systems relating to inventory management, allocations, customer relationship management, accounting, the general ledger, and our web site functionality. These implementations have been recently delayed and there can be no assurance that we will have the ability to implement these new systems, or adequately maintain the existing systems. When implementing new technology systems, even an off-the-shelf solution, there is always risk that the system does not function properly or that other challenges arise that we did not anticipate. The risks associated with these systems changes could disrupt and adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, including the implementation of our internal controls over financial reporting. Any resulting disruptions could harm our business, prospects, financial condition and results of operations.

A failure in our e-commerce operations could significantly disrupt our business and lead to reduced sales and reputational damage.

Our direct business operations represent an important part of our business, accounting for approximately 8.2% of our net revenues in the twenty-six weeks ending June 28, 2014. Expanding our direct business is an important part of our growth strategy. In addition to changing consumer preferences and buying trends in e-commerce, we are vulnerable to certain additional risks and uncertainties associated with Internet sales, including changes to state or Federal sales and use tax legislation, changes in required technology interfaces, website downtime and other technical failures, security breaches and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce Internet sales and damage our brand's reputation.

System security breaches could disrupt or damage our internal operations, information technology systems or reputation.

Computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted to provide payment processing services. As a result, we could incur significant expenses addressing problems created by these breaches. This risk is heightened because we collect and store customer information for marketing purposes. Any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system disruptions or data breaches.

Many states have adopted breach of data security statutes or regulations that require notification to consumers if the security of their personal information is breached. Governmental focus on data security may lead to additional legislative action, and the increased emphasis on information security may lead customers to request that we take additional measures to enhance security. As a result, we may have to modify our business with the goal of further improving data security, which would result in increased expenses and operating complexity. Lastly, our reputation may be damaged by any compromise of security, accidental loss or theft of customer data in our possession, which would negatively impact our business, financial condition or results of operations.

To support our current long-term growth strategy, we will need to place increasing reliance on our information technology and distribution systems. Any failure, inadequacy or interruption of our systems could harm our ability to effectively operate our business.

If we are successful in implementing our growth strategy, greater demands will be placed on our information technology, distribution, sales order and inventory management systems. Our ability to effectively manage and maintain controls and procedures related to financial reporting, to manage and maintain our inventory and to ship products to our stores and our customers on a timely basis depends to a significant extent on our in-store systems, including our point-of-sale software and inventory management systems, as well as our systems that enable our direct business through our website. To manage the growth of our operations, personnel and real estate portfolio, we will need to continually improve and expand our operational resources, including our operational and financial systems, transaction processing and internal controls and business processes. In doing so, we would expect to encounter transitional issues that could cause us to incur substantial additional expenses. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores or a breach in security of these systems, could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We cannot anticipate all the demands that will be placed on our systems and we could be required to make significant additional expenditures to remediate any failure to upgrade, problems or breaches of our information technology systems, which could have a material adverse effect on our results of operations and business.

We depend on key personnel and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

During fiscal years 2013 and 2014 to date, we made changes and additions to our executive team whose experience and strengths we believe are key to improving our financial performance. The loss of any of our key personnel could have a material adverse effect on our business, as we may not be able to find suitable individuals to replace them on a timely basis.

As our business expands, our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Attracting and retaining experienced and successful personnel in the retail industry is competitive. If we are not able to retain key members of senior management, our long-term growth strategy and business generally could be impaired.

Our business will suffer and our growth strategy may not be successful if we are unable to find and retain store employees that reflect our brand image and embody our culture.

Like most retailers, we experience significant employee turnover rates, particularly among store employees. Our success depends in part upon our ability to continually attract, motivate and retain a sufficient number of store employees who understand and can represent and appreciate our brand and customers. We compete for qualified personnel with a variety of companies looking to hire for retail positions. If we are unable to attract, train, assimilate or retain employees in the future, we may not be able to service our customers effectively, thus reducing our ability to operate our existing stores as profitably as we have in the past.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We do not own any real estate. Instead, we lease all of our store locations, as well as our corporate headquarters and distribution facility in Jacksonville, Florida. Although our leases range from month-to-month to approximately ten years, we typically occupy our stores under operating leases with terms of six to ten years. Most of our leases have early termination provisions if we do not achieve specified sales targets after an initial term, which is typically four years. We believe that we have been able to negotiate favorable rental rates over the last few years due in part to the state of the economy and higher than usual vacancy rates in a number of regional malls. These trends may not continue and there is no guarantee that we will be able to continue to negotiate such favorable terms. In addition to future minimum lease payments, most of our leases provide for additional rental payments based upon our achieving specified net sales, and many provide for additional payments associated with common area maintenance, real estate taxes and insurance. Further, many of our lease agreements have escalating rent provisions over the initial term. Our substantial occupancy costs could have significant negative consequences, which include:

•	requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying rent for the balance of the lease term. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

We have one active facility which is both our corporate headquarters and distribution facility. If we encounter difficulties associated with this facility, we could face inventory shortages that would have a material adverse effect on our business operations.

Both our corporate headquarters and our only distribution facility are located in the same facility in Jacksonville, Florida. Our distribution facility supports both our retail stores and our direct business. All of our merchandise is shipped from our merchandise consolidators to the distribution facility and then packaged and shipped from our distribution facility to our stores and our direct customers. Our stores and our direct customers must receive merchandise in a timely manner in order to stay current with the fashion preferences of our customers.

While we believe the size and scale of our current distribution center is sufficient to service our growth plans for the foreseeable future, the efficient flow of our merchandise requires that we have adequate capacity in our distribution facility to support our current level of operations and our long-term growth plans. If we encounter difficulties associated with our distribution facility or if it were to shut down for any reason, including by fire or other natural disaster, we could face inventory shortages resulting in "out-of-stock" conditions in our stores, and delays in shipments to our direct customers, resulting in significantly higher costs and longer lead times associated with distributing our merchandise.

Hurricanes, severe weather or other unanticipated catastrophes that result in a disruption of our operations could negatively impact our business.

A substantial number of our stores are located in the southeastern U.S. which is prone to severe weather conditions. For example, hurricanes have passed through Florida and other states along the Gulf Coast causing extensive damage to the region. Such a catastrophe could have an adverse impact on our operations, whether it was to occur at our distribution center or in an area where our retail locations are more densely located. In addition, to the extent that the predictions of some climate change models prove accurate, there may be significant national and regional physical effects from climate change such as increases in storm intensity and frequency, including hurricanes. An increase in adverse weather conditions impacting the southeastern U.S. generally could harm our business, results of operations and financial condition. In fact, all of our locations expose us to diverse risks, given that natural disasters or other unanticipated catastrophes, such as telecommunications failures, cyber-attacks, fires or terrorist attacks, can occur anywhere and could cause disruptions in our operations. Extensive or multiple disruptions in our operations, whether at our stores or our corporate headquarters and distribution center, due to natural disasters or other unanticipated catastrophes could have a material adverse effect on our results of operations.

In 2012, we implemented a disaster recovery plan that included the relocation of our data center to a third-party site. While we have taken steps to mitigate the risk related to unanticipated catastrophes, we cannot be assured that these actions have adequately limited our exposure to business interruptions.

Our net revenues and merchandise fluctuate on a seasonal basis, leaving our operating results particularly susceptible to changes in seasonal shopping patterns, weather and related risks.

Due to the seasonal nature of the retail industry, we have historically experienced and expect to continue to experience some fluctuations in our net revenues and net income period over period. As such, quarterly net revenues cannot be used as an accurate indicator of annual results. In addition, net revenues in a period can fluctuate due to shifts in the timing of the holidays. For instance, the Easter holiday will occur during different fiscal quarters from year to year. If for any reason our net revenues were below seasonal norms or expectations during these quarters, our annual results of operations could be adversely affected. In order to prepare for these fluctuations, we must order and keep in stock more merchandise than we carry at other times during the year. This inventory build-up may require us to expend cash faster than is generated by our operations during such periods.

Our net revenues also fluctuate based on weather patterns. Any unanticipated decrease in demand for our products during these peak shopping periods could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability and brand image. In addition, we may experience variability in net revenues as a result of a variety of other factors, including the timing of new store openings, store events, other marketing activities, sales tax holidays and the back-to-school selling season and other holidays, which may cause our results of operations to fluctuate on a quarterly basis and relative to corresponding periods in prior years.

Increases in costs of direct mail, paper and printing will affect the cost of our direct business, which will reduce our profitability.

Postal rate increases and paper and printing costs increase our direct mail or catalog distribution costs and affect the financial results of our direct business. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. We are not a party to any long-term contracts for the supply of paper. Our cost of paper has fluctuated significantly, and our future paper costs are subject to supply and demand forces that we cannot control. Future additional increases in postal rates or in paper or printing costs could reduce our profitability to the extent that we are unable to pass those increases directly to customers or offset those increases by raising selling prices.

We may suffer risks if our vendors fail to comply with applicable laws, including a failure to use acceptable labor practices, or if our vendors suffer disruptions in their businesses.

Our vendors source the merchandise sold in our stores from manufacturers both inside and outside of the U.S. Although each of our purchase orders is subject to our vendor manual and requires adherence to accepted labor practices and compliance with labor, immigration, manufacturing safety and other laws, we do not supervise, control or audit our vendors or the manufacturers that produce the merchandise we sell. The violation of any labor, immigration, manufacturing safety or other laws by any of our vendors or their U.S. and non-U.S. manufacturers, such as use of child labor, could damage our brand image or subject us to boycotts by our customers or activist groups.

Any event causing a sudden disruption of manufacturing or imports, including the imposition of additional import restrictions, could interrupt, or otherwise disrupt, the shipment of finished products to us by our vendors and materially harm our operations. Political and financial instability outside the U.S., strikes, adverse weather conditions or natural disasters that may occur or acts of war or terrorism in the U.S. or worldwide, may affect the production, shipment or receipt of merchandise. These factors, which are beyond our control, could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices or incur increased costs.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise cause us to change the way we do business.

We are subject to numerous regulations, including labor and employment, truth-in-advertising, consumer protection and ordinances that regulate retailers generally or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees or vendors, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make the ordinary conduct of our business more expensive or require us to change the way we do business. Laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, immigration laws, child labor laws, minimum wage laws, supervisory status, leaves of absence, mandated health benefits (such as those required under the Affordable Care Act) or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for some merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws, and future actions or payments related to these changes could be material to us.

There are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

We increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

As a result of our strategic decision to terminate our plans to move our corporate office and distribution center, we will incur material non-cash charges and may become subject to potential litigation or other disputes with the landlord that could have a material adverse effect on our financial condition.

As previously disclosed, we made the strategic determination to terminate our previous plans to move our corporate office and distribution center to the facilities contemplated by the Warehouse Space Lease Agreement, dated as of January 15, 2013 (the “Lease”), between our subsidiary, Body Central Stores, Inc., as tenant (“Body Central Stores”), and GIV Imeson, LLC, as landlord (the “Landlord”).  We have received a notice of default from the Landlord (the “Notice of Default”) alleging Body Central Stores to be in violation of certain provisions of the Lease, including (i) failure to pay sales tax in the amount of $140,000 asserted to be due in connection with certain leasehold improvements (the “Disputed Amount”) and (ii) failure to timely complete certain leasehold improvements which were to have been undertaken by Body Central Stores pursuant to the Lease.  We sent the Landlord a written response disputing that the leasehold improvements constitute a taxable event and as of this filing have not received a tax assessment from either the Landlord or the State of Florida.  As a result of the continuing non-payment of the Disputed Amount, we also received a second notice from the Landlord, pursuant to which the Landlord indicated its reservation of all rights available to it to declare an acceleration of rent due under the Lease in the event the Disputed Amount remained unpaid following the applicable cure period which has now expired.

To date, we have not paid the Disputed Amount or otherwise cured the other alleged breaches specified in the Notice of Default.  Since entering into the Lease a year and a half ago and investing more than $5 million into the Landlord’s property through extensive leasehold improvements to the prospective office and distribution center complex, we have re-evaluated our need for the leased premises in light of our present cash flow position and business plans. We currently believe that the large size of the premises and the corresponding costs weigh in favor of pursuing strategic alternatives in lieu of moving into the corporate office and distribution space contemplated by the Lease, and as a result, we are continuing to pursue efforts to reduce, mitigate or terminate our obligations under the Lease. Potential options being considered, if available, include seeking to terminate the Lease in exchange for a settlement with the Landlord, or seeking to sublease the premises if agreeable to the Landlord notwithstanding the present default. We believe our investments in the Landlord’s property will increase the marketability and rental value of the property and therefore, have the potential to reduce our liability under the Lease. However, there can be no assurances that we will be able to arrive at a solution to our obligations under the Lease on terms favorable to us, or at all. In the event that the Landlord were to accelerate the full rent due under the Lease, the obligation in respect of such accelerated rent would be approximately $8.1 million, after an estimated discount to present value in accordance with the Lease terms, which could have a material adverse effect on our liquidity and ability to continue as a going concern.

We may be unable to protect our trademarks or other intellectual property rights.

We believe that our trademarks are integral to our store design, our direct business and our success in building brand image and loyalty. We have registered those trademarks that we believe are important to our business with the U.S. Patent and Trademark Office. We cannot be assured that these registrations will prevent imitation of our name, merchandising concept, store design or private label merchandise or the infringement of our other intellectual property rights by others. In most cases, the apparel and accessories we sell are purchased on a non-exclusive basis from vendors that also sell to our competitors. Our competitors may seek to replicate aspects of our business strategy and in-store experience, thereby diluting our experience and adversely affecting our brand and competitive position. Imitation of our name, concept, store design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have a material adverse effect on our business, financial condition and results of operations.

In some regions of the U.S., our stores are located in the same malls and shopping centers as stores operated by a company doing business under the name The Body Shop®, which operates cosmetics and beauty stores. While we are not affiliated with this company, in 1991, we granted this company a license to use our Body Shop trademark which is held by us in connection with retail store services for the sale of women's apparel and apparel accessories. This license was non-exclusive as to certain uses and our agreements with this company permit us to continue to use our "Body Shop" mark in our stores located in Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. While we currently operate under the Body Central banner, we operate under the Body Shop banner in 5 stores in Florida and Georgia. The use by the cosmetic and beauty store of the Body Shop trademark may create confusion between our business and their business and this could affect our brand.

We are not aware of any claims of infringement upon or challenges to our right to use any of our brand names or trademarks in the U.S. Nevertheless, we cannot be certain that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks or proprietary rights of others. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a controversy could have a material adverse effect on our business, financial condition and results of operations. If disputes arise in the future, we may not be able to successfully resolve these types of conflicts to our satisfaction.

Because we have not registered our trademarks in any foreign countries, international protection of our brand image and the use of these marks could be limited. For instance, we are aware of a company outside the U.S. that has used our brand name and has a similar logo, image and website for its business. Also, other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel or accessories in foreign countries in which our vendors source our merchandise. Our inability to register our trademarks or purchase or license the right to use our trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets should our business plan change to include selling our merchandise in those foreign jurisdictions.

We may be subject to liability if we or our vendors infringe upon the trademarks or other intellectual property rights of third parties, including the risk that we could acquire merchandise from our vendors without the full right to sell it.

While we do not manufacture and produce apparel and accessories, we may be subject to liability if our vendors infringe upon the trademarks or other intellectual property rights of third parties. We do not independently investigate whether our vendors legally hold intellectual property rights to the merchandise they manufacture and distribute. Third parties may bring legal claims, or threaten to bring legal claims, against us that their intellectual property rights are being infringed or violated by our use of intellectual property. Litigation or threatened litigation could be costly and distract our senior management from operating our business. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. In addition, any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly and thereby adversely affect our financial results.

If a third party claims to have licensing rights with respect to merchandise we purchased from a vendor, or if we acquire unlicensed merchandise, we may be obligated to remove this merchandise from our stores, incur costs associated with this removal if the distributor or vendor is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Additionally, we will be required to purchase new merchandise to replace any we remove.

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments.

We currently rely upon independent third-party transportation providers for substantially all of our merchandise shipments, including shipments to all of our stores and our direct customers. Our use of outside delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact a shipper's ability to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs.

Our ability to source our merchandise profitably could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

We currently purchase our entire inventory from domestic, third-party vendors, who source our merchandise both domestically and internationally. These vendors, to the extent they obtain apparel and accessories from outside of the U.S., are subject to trade restrictions, including increased tariffs, safeguards or quotas, which could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization Agreement, effective January 1, 2005, the U.S. and other World Trade Organization member countries removed quotas on goods from World Trade Organization members, which in certain instances we believe affords our vendors greater flexibility in importing textile and apparel products from World Trade Organization countries from which they source our merchandise. However, as the removal of quotas resulted in an import surge from China, the U.S. imposed safeguard quotas on a number of categories of goods and apparel from China and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our vendor's sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our vendors' merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S. and foreign governments, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel to our vendors, and we would expect the costs to be passed along in increased prices to us, which could hurt our profitability.

We may be subjected to sales and use tax in states where we operate our direct business, which could have a material adverse effect on our business, financial condition and results of operations.

Under current state and federal laws, we are not required to collect and remit sales tax in states where we sell through our Internet channel, unless we maintain physical stores or have another physical presence in such state. Legislation is pending in some states that may require us to collect and remit sales tax on direct sales or institute use tax reporting. If states pass sales or use tax laws, we may need to collect and remit current and past sales tax and could face greater exposure to income tax and franchise taxes in these states. Any increase in sales tax or use tax reporting on our Internet sales could discourage customers from purchasing through our catalog or Internet channels, which could have a material adverse effect on our results of operations.

Increases in the minimum wage could have a material adverse effect on our business, financial condition, results of operations and cash flows.

From time to time, legislative proposals are made to increase the minimum wage in the U.S., as well as a number of individual states. Wage rates for many of our employees are at or slightly above the minimum wage. As federal or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly employees as well. Any increase in the cost of our labor could have a material adverse effect on our operating costs, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

The convertible notes are convertible into a substantial number of shares of our common stock, and enjoy full-ratchet anti-dilution protection in connection with future dilutive issuances by us. Conversions of the convertible notes and any future financing transactions involving the issuance of equity may result in substantial dilution to the existing holders of our common stock and may depress the market price of our common stock. Additionally, the ability of the convertible note holders to vote the shares of common stock underlying their convertible notes may substantially reduce the influence of our other stockholders.

This prospectus covers the resale from time to time by the selling stockholders named herein of the shares of common stock issuable from time to time upon conversion of the convertible notes. As previously disclosed, pursuant to a June 27, 2014 Securities Purchase Agreement (as amended, the “Purchase Agreement”) with certain investors (the “Buyers”), we consummated the 2014 Financing of $18.0 million in aggregate principal amount of our subordinated secured convertible notes (which, as amended, we refer to in this prospectus as the “convertible notes”) and new series of Series A Preferred Stock and Series B Preferred Stock. The convertible notes are convertible into shares of our common stock at any time, in whole or in part, at the option of the holders at a fixed conversion price, initially set at $3.50. The conversion price is subject to full-ratchet anti-dilution adjustments, which means that if we issue any common stock or securities exercisable for or convertible into common stock (subject to limited exceptions for certain exempted issuances) at a price per share less than the then-effective conversion price of the convertible notes, the conversion price of the convertible notes will be reduced to the lesser price of such new issuance.

Based upon the principal amount of the convertible notes issued, without giving effect to accrued and unpaid interest, and assuming no adjustment to the conversion price, the convertible notes would be convertible into 5,142,864 shares of our common stock on a fully-diluted basis assuming conversion of all of the convertible notes. The conversion of the convertible notes by the holders thereof into common stock will, and any future financing transactions involving the issuance of equity by us may, cause substantial dilution to the ownership interests of the existing holders of shares of our common stock. Any sales or perceived sales in the public market of our note conversion shares could adversely affect prevailing market prices of shares of our common stock. The issuance of common stock upon conversion of the convertible notes may also have the effect of reducing our net income per share. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the market price of our shares of common stock.

In addition, the Series A and Series B Preferred Stock issued pursuant to the Purchase Agreement may substantially reduce the influence of our other stockholders. The holders of our Series A Preferred Stock have the right to appoint three members of our Board of Directors. The Series B Preferred Stock permits the Buyers under the Purchase Agreement to vote the shares of common stock underlying the convertible notes held by them, without regard to the limitations or restrictions on conversions set forth in the convertible notes and without regard to whether or not there are then a sufficient number of shares of common stock authorized for issuance upon conversion of the convertible notes. As a result, such persons may have the ability to exercise enhanced control over the approval process for actions that require stockholder approval, including: the election of our directors, the approval of mergers, sales of assets or other significant corporate transactions, adoption of amendments to our certificate of incorporation or other matters submitted for stockholder approval. Because of the substantial voting power of the Series B Preferred Stock held by the buyers of the convertible notes, other stockholders may have less influence over matters submitted for stockholder approval. The holders of our Series A Preferred Stock have significant influence over our business, policies and affairs as a result of their right to appoint certain directors to our Board. Furthermore, at certain times the interests of the convertible note holders may conflict with the interests of our other stockholders.

In addition to potential dilution associated with the convertible notes and potential future financing transactions, we currently have significant numbers of securities outstanding that are exercisable for our common stock, which could result in significant additional dilution and downward pressure on our stock price.

As of June 28, 2014, there were 1,659,016 shares of our common stock outstanding, and there were outstanding stock options representing the potential issuance of an additional 74,323 shares of our common stock. In addition, on September 4, 2014, shareholders further approved an increase the number of shares of Common Stock with respect to which awards may be granted under the 2006 Equity Incentive Plan, as amended, by 630,000 shares to 884,620 shares. The issuance of these shares in the future, or the grant of additional equity securities under our 2006 Equity Incentive

Plan or similar plans, could result in significant dilution to our current stockholders and could adversely affect the price of our common stock and the terms on which we could raise additional capital.

We may be subject to penalties under the 2014 Registration Rights Agreement if this registration statement is not declared effective within 90 days after it is filed. Further, our first lien Credit Facility Agreement and the convertible notes also contain customary cross-default provisions, and any acceleration of our outstanding indebtedness would materially and adversely affect our business.

In connection with the 2014 Financing, we entered into a registration rights agreement with the Buyers, pursuant to which, as amended (the “2014 Registration Rights Agreement”), we agreed to file this registration statement covering the resale of the shares of common stock issuable upon conversion of the convertible notes (the “Registrable Securities”) within 20 calendar days after we obtained stockholder approval of the one-for-ten reverse stock split of our issued and outstanding common stock (which reverse stock split was effected on September 4, 2014) and to use our reasonable best efforts to cause this registration statement to become effective within 90 calendar days from the date this registration statement is filed and maintain the effectiveness of this registration statement until all of the shares registered hereunder may be freely transferred by the Buyers or the Buyers have sold all of the shares covered by this registration statement. In the event that this registration statement does not cover all of the Registrable Securities, we will be obligated to file additional registration statements. We will be subject to certain obligations if we (i) fail to have this registration statement declared effective on or before the agreed upon date or (ii) fail to maintain the effectiveness of this registration statement or fail to meet certain other maintenance obligations. If we fail to meet our obligations as described in the previous sentence, we will be required to pay, subject to the rights of the first lien lender under the intercreditor and subordination agreement, liquidated damages equal to 2% of the purchase price of the Registrable Securities relating to such registration statement upon the occurrence of the failure and for each 30 calendar day period during which such failure is continuing, with such liquidated damages being capped at 15% of the aggregate purchase price of the Registrable Securities.

Further, our first lien Credit Facility Agreement and second lien convertible notes provide for acceleration in certain instances in connection with certain events of default, and also contain customary cross-default provisions with respect to other indebtedness. Pursuant to our first lien Credit Facility Agreement, cash dominion provisions may be triggered in the future by an event of default, the outstanding balance of revolving loans increasing above a certain required threshold initially set at $12,000,000 or the Loan Parties’ unrestricted cash dropping below $7,500,000 for two consecutive business days. See “Risk Factors” – We may not be able to execute our business plans or meet our obligations” above for a description of a recent cash dominion event. Any acceleration of any of our outstanding indebtedness, would materially and adversely affect our business, and could affect our ability to continue as a going concern.

Our common stock has been delisted from NASDAQ, and the current quotation of our common on the OTC Pink market provides significantly less liquidity. Although we intend to apply for listing on a national securities exchange, there can be no assurances that we will be able to satisfy the listing requirements of any such national securities exchange.

Prior to the 2014 Financing, our common stock was listed on the NASDAQ Stock Market. Under the NASDAQ Marketplace Rules, we were required to obtain stockholder approval for the issuance of the convertible notes prior to such issuance. However, in order to preserve our financial viability, it was necessary to consummate the transaction before stockholder approval could be obtained. We acknowledged the failure to comply with the NASDAQ Marketplace Rules, and elected to voluntarily delist from the NASDAQ Stock Market, which delisting was effected on July 9, 2014. At that time, our common stock began trading on the OTC Pink market.

An investment in our Company may require a long-term commitment, with no certainty of return. The OTC Pink market is a relatively unorganized over-the-counter market that provides significantly less liquidity than NASDAQ or other national exchanges. As a result, you may encounter significantly lower trading volume in our common stock than you would on a national exchange, and may be unable to dispose of your common stock at desirable prices or at all.

Our Board believes that relisting our common stock on a national securities exchange may be in the best interests of our Company and our stockholders, as it may enhance the liquidity in the trading market for our common stock. While we intend to apply in the future to re-list our common stock on a national securities exchange, national securities exchanges typically maintain a minimum initial listing price of approximately $2.00 - $4.00 per share and a minimum continued listing price of approximately $1.00 per share, which, as of August 12, 2014, we did not satisfy. While as a result of the reverse stock split our common stock currently trades at a price that may satisfy the initial listing requirements of a national security exchange relating to minimum bid price, there can be no assurances that this will continue to be the case or that our stock will maintain any particular price, that we will be able to satisfy the other initial listing requirements of a national securities exchange on which we may apply to list our common stock or that, if listed, we will continue to satisfy the continued listing requirements of such exchange in the future. The lack of an active market for our common stock impairs your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable, and may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares or other equity.

Even if our common stock is once again listed on a national securities exchange in the future, the market price our common stock may be significantly volatile.

Even if our common stock is successfully listed on a national securities exchange in the future, and even if an active market for our common stock develops, of which no assurances can be given, the market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in financial or operational estimates or projections;

•	conditions in markets generally;

•	changes in the economic performance or market valuations of companies similar to ours; and

•	general economic or political conditions in the United States or elsewhere.

In particular, the market prices of fashion retailers like ours have been highly volatile due to factors, including, but not limited to:

•	inability to obtain financing or to generate sufficient cash flows to support operations;

•	inability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•	the dislocation of customers that may occur as a result of strategic changes to marketing or merchandise selections;

•	failure to successfully execute marketing initiatives to drive core customers into stores and to our website;

•	failure to successfully execute on growth strategy;

•	changes in consumer spending and general economic conditions;

•	changes in Federal and state tax policy on customers;

•	changes in the competitive environment in the industry and the markets served, including increased competition from other retailers;

•	failure of stores to achieve sales and operating levels consistent with expectations;

•	failure to successfully execute on direct business segment initiatives; and

•	dependence on a strong brand image.

The securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of shares of our common stock.

You may face significant restrictions on the resale of your shares due to state “blue sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our common stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Upon dissolution of our company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, the proceeds and/or assets of our company remaining after giving effect to such transaction, and the payment of all of our debts and liabilities, including payment of liabilities to our first lien credit facility lenders and holders of the second lien convertible notes, will be distributed to the stockholders of common stock on a pro rata basis. There can be no assurance that we will have available assets to pay to the holders of common stock, or any amounts, upon such a liquidation, dissolution or winding-up of our Company. In this event, you could lose some or all of your investment.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that might be considered favorable.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These provisions, among other things:

•
authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super-majority voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	provide that our Board of Directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, by-laws or Delaware law that has the effect of delaying or deterring a transaction involving a change-in-control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions.

Our certificate of incorporation allows for our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors currently has the authority to issue up to 4,999,984 additional shares of our preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition all of which are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. You can identify these statements by words such as “aim,” “anticipate,” “assume,” “believe,” “could,” “due,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “positioned,” “predict,” “project,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	expectations regarding our ability to continue as a going concern;

•
our ability to achieve the required base amount of unrestricted cash to eliminate the existing cash dominion event, or otherwise trigger an event of default under the terms of our senior credit facility, as amended;

•
our failure to register pursuant to this registration statement our common stock in accordance with the terms of the 2014 Registration Rights Agreement, resulting in material penalties related to our convertible notes;

•	a sale or issuance of our common stock at a price less than the conversion price under the convertible notes resulting in a trigger of the anti-dilution provision;

•
the potential for acceleration of any of our indebtedness, the potential that cross-default provisions under our first lien credit facility and second lien convertible notes could be triggered, as well as any trigger by an event of default of cash dominion provisions under our first lien credit facility;

•	our ability to obtain financing or to generate sufficient cash flows to support operations;

•	our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•	the dislocation of customers that may occur as a result of strategic changes to marketing or merchandise selections;

•	failure to successfully execute marketing initiatives to drive core customers into our stores and to our website;

•	failure to successfully execute our growth strategy;

•	changes in consumer spending and general economic conditions;

•	changes in Federal and state tax policy on our customers;

•	changes in the competitive environment in our industry and the markets we serve, including increased competition from other retailers;

•	failure of our stores to achieve sales and operating levels consistent with our expectations;

•	failure to successfully execute our direct business segment initiatives;

•	our dependence on a strong brand image;

•	failure of our information technology systems to support our business;

•	failure to successfully integrate new information technology systems to support our business;

•	our dependence upon key executive management or our inability to hire or retain additional personnel;

•	changes in payments terms, including reduced credit limits and/or requirements to provide advance payments to our vendors;

•	disruptions in our supply chain and distribution facility;

•	our reliance upon independent third-party transportation providers for all of our product shipments;

•	hurricanes, natural disasters, unusually adverse weather conditions, boycotts and unanticipated events;

•	the seasonality of our business;

•	increases in the costs of fuel, or other energy, transportation or utilities costs as well as in the costs of raw materials, labor and employment;

•	the impact of governmental laws and regulations, including tax policy, and the outcomes of legal proceedings;

•	restrictions imposed by lease obligations on our current and future operations;

•	our ability to resolve the Imeson Lease on terms that are favorable to us;

•	our failure to maintain effective internal controls; and

•	our inability to protect our trademarks or other intellectual property rights.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. For the discussion of these risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to “Risk Factors” in this prospectus and in our other filings with the Securities and Exchange Commission incorporated by reference into this prospectus. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by applicable law or regulation.

USE OF PROCEEDS
We will not receive any of the proceeds from the conversion of the convertible notes or the sale of the underlying shares of common stock by the selling stockholders named in this prospectus. All proceeds from the sale of the common stock will be paid directly to the selling stockholders.
DIVIDEND POLICY
We did not declare or pay dividends on our common stock for our fiscal years 2014 (to date), 2013, 2012 or 2011. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained and used in operations and as we seek to grow our business. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with applicable law and any contractual provisions, including under existing or future agreements for indebtedness that we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under existing or future indebtedness we may incur.
PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us regarding beneficial ownership of our common stock, as of September 4, 2014, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The table lists the number of shares and percentage of shares beneficially owned, after giving effect to our one-for-ten reverse stock split (effected September 4, 2014). The table is based on 17,241,128 shares of common stock outstanding immediately prior to the reverse stock split, and is subject to adjustment to reflect payment of cash in lieu of fractional shares resulting from the reverse stock split (and, accordingly, the actual shares outstanding and owned by each party listed in the table following consummation of the reverse stock split may be slightly different). The number of shares of common stock beneficially owned by each person or entity is determined in accordance with the applicable rules of the SEC. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Number of Shares	Percent
Name of Beneficial Owner	Beneficially Owned (1)	of Class

683 Capital Partners, LP (2)	191,335	9.99%
Ari Zweiman (2)(3)	191,335	9.99%
Lane Five Partners LP (4)	175,715	9.99%
Erica Niemann (3)(4)	175,715	9.99%
Hudson Bay Master Fund Ltd. (5)	191,335	9.99%
Tonga Partners, LP (6)	191,335	9.99%
Blackwell Partners, LLC (7)	186,661	9.99%
Justin R. Evans (3)(8)	181,341	9.99%
Cuttyhunk Master Portfolio (9)	191,335	9.99%
Solas Capital Partners, LP (7)	162,104	8.96%
Clayton Capital Appreciation Fund, LP (10)	142,857	7.65%
Midsummer Small Cap Master, Ltd. (10)	142,857	7.65%
Brian Woolf (11)	136,934	7.42%
Capital World Investors (12)	108,000	6.26%
Thomas W. Stoltz (13)	7,436	*
Michael Millonzi (14)	1,250	*
Patti Simigran (15)	938	*
Fred Lamster	-	0.0%
Andrea Jackson	-	0.0%
Folline Cullen	-	0.0%
Bryan Eshelman	-	0.0%
Ben Rosenfeld	-	0.0%
Richard L. Walters, Jr.	-	3.81%
All directors and executive officers as a group (13 persons)(16)	760,698	35.03%
__________________

*	Less than 1%.

(1)
For the purposes of calculating beneficial ownership for this table, shares underlying the convertible notes, to the extent currently convertible, and options that will vest within 60 days after September 4, 2014 are deemed outstanding. Pursuant to the terms of the convertible notes, the holder thereof shall not have the right to convert any portion of the convertible note to the extent that, after giving effect to such conversion, the holder (together with certain affiliates) would beneficially own in excess of 9.99% of the total outstanding shares of our common stock (which may be referred to herein as the “9.99% blocker provision”). With respect to the convertible notes, the number of shares into which the Notes are convertible assumes: (i) conversion of only the principal amount of the Notes (without any accrued and unpaid interest); (ii) the convertible notes are converted at the initial conversion price of $3.50 per share (which amount is subject to adjustment as provided in the convertible notes and described elsewhere in this prospectus); and (iii) the amount currently convertible is limited by the 9.99% blocker provision. In addition to the conversion rights, prior to conversion, each Series B Holder has the right to vote the whole number of shares equal to the number of shares of common stock into which the convertible notes held by such Series B Holder are convertible on the applicable record date (without regard to any limitations or restrictions on conversions set forth in the convertible notes, including the 9.99% blocker provision, and without regard to whether or not there are a sufficient number of shares of common stock authorized for issuance upon conversion of the convertible notes). Unless otherwise indicated below, the business address of each of our executive officers and directors is 6225 Powers Avenue, Jacksonville, Florida 32217.

(2)
Information based on Schedule 13D filed on July 7, 2014 by 683 Capital Management, LLC (“683 Management”), 683 Capital Partners, LP (“683 Partners”) and Ari Zweiman. 683 Management is the investment manager of 683 Partners, and Mr. Zweiman is the Managing Member of 683 Management. As a result, 683 Management and Mr. Zweiman may be deemed to beneficially own the shares beneficially owned by 683 Partners. Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by 683 Partners would be convertible into, and therefore represent the right to vote, 1,285,715 shares of common stock.

(3)
Messrs. Zweiman and Evans and Ms. Niemann currently serve on our board of directors pursuant to the rights granted to 683 Capital Partners, LP, Mr. Evans and Lane Five Partners LP, respectively, each of which purchased a series of Series A Preferred Stock in the 2014 Financing. Each Series A Holder was granted the right to nominate and elect, and subsequently remove and replace, one director to our Board; provided, that the aggregate number of directors that the Series A Holders shall be entitled to nominate and elect shall be decreased as set forth in the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock if the aggregate number of shares of common stock into which the convertible notes held by the original purchasers of the convertible notes (and their affiliates) are convertible decreases to specified levels.

(4)
Information based on Schedule 13D filed on July 2, 2014 by Lane Five Partners, LP (the “Fund”), Lane Five Capital Management LP, the investment manager of the Fund (the “Investment Manager”), Lane Five Capital Management, LLC, the general partner of the Investment Manager (“IM GP”), Lane Five Partners GP, LLC, the general partner of the Fund (the “General Partner”) and Lisa O’Dell Rapuano, the Managing Member of IM GP and of the General Partner. Erica Neimann is an analyst at the Investment Manager and, as a result, Ms. Neimann may be deemed to beneficially own the securities held by the Fund. Reflects 140,770 shares of common stock and an additional 34,945 shares issuable upon conversion of the convertible notes. Without giving effect to the 9.99% blocker provision, the convertible notes owned by the Fund would be convertible into, and therefore represent the right to vote, 771,429 shares of common stock.

(5)
Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Hudson Bay Master Fund Ltd. would be convertible into, and therefore represent the right to vote, 857,143 shares of common stock.

(6)
Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Tonga Partners, LP would be convertible into, and therefore represent the right to vote, 600,000 shares of common stock.

(7)
Information based on Schedule 13D filed on July 2, 2014 by Solas Capital Management, LLC (“Solas”), Frederick Tucker Golden (“Mr. Golden”), Blackwell Partners, LLC (“Blackwell”) and Solas Capital Partners, L.P. (the “Solas Fund”). Mr. Golden is the Managing Member of Solas. Solas is the investment manager of the Solas Fund and to a separate account held by Blackwell. With respect to the Solas Fund, reflects 14,390 shares of common stock and an additional 147,715 note conversion shares. With respect to Blackwell, reflects 42,088 shares of common stock and an additional 144,573 shares issuable upon conversion of the convertible notes. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Blackwell would be convertible into, and therefore represent the right to vote, 423,715 shares of common stock. Solas and Mr. Golden may beneficially own all 627,908 shares owned by, or issuable upon conversion of convertible notes held by, the Solas Fund and Blackwell, without giving effect to the 9.99% blocker provision.

(8)

Information based on Schedule 13D filed on July 7, 2014 by Justin Evans and Blackwood Capital Management, LLC (“Blackwood”), of which Mr. Evans is the Managing Member. Reflects 90,000 shares of common stock (of which 5,750 shares are managed by Blackwood for the benefit of immediate family members of Mr. Evans) and an additional 84,471 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes beneficially owned by Mr. Evans and Blackwood would be convertible into, and therefore represent the right to vote, 285,715 shares of common stock. Blackwood and Mr. Evans have shared voting and power and shared disposition power over one or more managed accounts that hold such convertible notes and shares.

(9)
Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Cuttyhunk Master Portfolio would be convertible into, and therefore represent the right to vote, 314,286 shares of common stock.

(10)	Reflects 142,858 note conversion shares.

(11)
Includes (i) 15,148 shares of common stock, (ii) 7,500 shares issuable upon exercise of options exercisable within 60 days of September 4, 2014 and (iii) 114,286 shares issuable upon conversion of convertible notes purchased by Mr. Woolf.

(12)
Information based on Schedule 13G filed on February 13, 2014. Capital World Investors ("Capital World"), 333 South Hope Street, Los Angeles, CA 90071, an investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E), has sole voting power and sole disposition power over the shares.

(13)	Includes 6,165 shares of common stock issuable upon exercise of options exercisable within 60 days of September 4, 2014.

(14)	Includes 1,250 shares of common stock issuable upon exercise of options exercisable within 60 days of September 4, 2014.

(15)	Includes 938 shares of common stock issuable upon exercise of options exercisable within 60 days of September 4, 2014.

(16)	Includes (i) 411,281 note conversion shares (giving effect to the 9.99% blocker provision) and (ii) 10,441 shares issuable upon exercise of options exercisable within 60 days of September 4, 2014.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related-Party Transactions Policy and Procedure

Our Board of Directors has adopted a written policy for the review and approval of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to the chairman of our Corporate Governance and Nominating Committee.  Additionally, in the case of certain 5% stockholders, we will solicit this information via an annual questionnaire.  The policy calls for the proposed related person transaction to be reviewed and, if the transaction is deemed appropriate, approved by the Corporate Governance and Nominating Committee.  Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction.  If advance review and approval is not practicable, the Corporate Governance and Nominating Committee will review and, in its discretion, may ratify the related person transaction.  Any related person transactions that are ongoing in nature will be reviewed annually and the Corporate Governance and Nominating Committee may establish guidelines for our management to follow its ongoing dealings with the related person.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Corporate Governance and Nominating Committee after full disclosure of the related person's interest in the transaction.  The written policy also provides for the standing pre-approval of certain related person transactions, such as the employment compensation of executive officers, director compensation and certain charitable contributions, among other things.

We describe below transactions during our last fiscal year to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Related Party Transactions

2014 Financing

Effective as of June 27, 2014, we consummated the 2014 Financing. In connection therewith, we entered into a securities purchase agreement (as amended, the “Purchase Agreement”) with investors (the “Buyers”) and closed the issuance and sale to the Buyers of $18.0 million in aggregate principal amount of our subordinated secured convertible notes (which, as amended, we refer to in this prospectus as the “convertible notes”) and new series of preferred stock (the “Preferred Stock”). Pursuant to the terms of the Purchase Agreement, we agreed, among other things, to seek stockholder approval within 90 days to effect a reverse stock split. At our 2014 Special Meeting of Stockholders, we obtained the approval of our stockholders of our Fourth Amended and Restated Certificate of Incorporation which, among other amendments, provided for a reverse stock split. We implemented a one-for-ten reverse stock split of our issued and outstanding common stock effective as of 5:00 p.m. EDT on September 4, 2014.

Buyers of the convertible notes and the Preferred Stock included certain of our directors (or Buyers that appointed members of our Board of Directors pursuant to the terms of the Series A Preferred Stock acquired pursuant to the Purchase Agreement) and certain greater-than-5% holders of our common stock. These relationships are described below:

Brian Woolf, our Chief Executive Officer and a member of our Board of Directors, purchased from us, for an aggregate purchase price of $400,001, (i) convertible notes having an aggregate principal amount of $400,000 and (ii) one share of Series B-8 Preferred Stock. For information about the common stock beneficially owned by Mr. Woolf, including information on his note conversion shares (both with and without giving effect to the 9.99% blocker provision described below), and the shares being offered for sale pursuant to this prospectus, see “Principal Stockholders” and “Selling Stockholders.”

683 Capital Partners LP purchased from us, for an aggregate purchase price of $4,500,002, (i) convertible notes having an aggregate principal amount of $4,500,000, (ii) one share of Series A-3 Preferred Stock and (iii) one share of Series B-7 Preferred Stock. The share of Series A-3 Preferred Stock gives 683 Capital Partners LP the right to elect a director to our Board of Directors, and pursuant to this right, effective as of June 27, 2014, Ari Zweiman (the Managing Member of 683 Capital Management, LLC, which entity is the investment manager of 683 Capital Partners LP), was elected to our Board of Directors. For information about the common stock beneficially owned by 683 Capital Partner, Mr. Zweiman and their respective affiliates, including information on the note conversion shares (both with and without giving effect to the 9.99% blocker provision described below), and the shares being offered for sale pursuant to this prospectus, see “Principal Stockholders” and “Selling Stockholders.”

Lane Five Partners LP (“Lane Five Partners”) purchased from us, for an aggregate purchase price of $2,700,002, (i) convertible notes having an aggregate principal amount of $2,700,000, (ii) one share of Series A-1 Preferred Stock and (iii) one share of Series B-1 Preferred Stock. The share of Series A-1 Preferred Stock gives Lane Five Partners the right to elect a director to our Board of Directors, and pursuant to this right, effective as of June 27, 2014, Erica Niemann (an Analyst with Lane Five Capital Management LP (“Lane Five Management”), which entity is the investment manager of Lane Five Partners) was elected to our Board of Directors. For information about the common stock beneficially owned by Lane Five Partners, Ms. Niemann and their respective affiliates, including information on the note conversion shares (both with and without giving effect to the 9.99% blocker provision described below), and the shares being offered for sale pursuant to this prospectus, see “Principal Stockholders” and “Selling Stockholders.”

Justin R. Evans purchased from us, for an aggregate purchase price of $1,000,002, (i) convertible notes having an aggregate principal amount of $1,000,000, (ii) one share of Series A-2 Preferred Stock and (iii) one share of Series B-2 Preferred Stock. The share of Series A-2 Preferred Stock gives Mr. Evans the right to elect a director our Board of Directors, and pursuant to this right, effective as of June 27, 2014, Mr. Evans was elected to our Board of Directors. For information about the common stock beneficially owned by Mr. Evans and his affiliates, including information on the note conversion shares (both with and without giving effect to the 9.99% blocker provision described below), and the shares being offered for sale pursuant to this prospectus, see “Principal Stockholders” and “Selling Stockholders.”

In addition, certain other Buyers of convertible notes and Preferred Stock are now deemed to beneficially own more than 5% of our common stock as a result of their purchases pursuant to the Purchase Agreement, including Solas Capital Partners (purchased $517,000 aggregate principal amount of convertible notes and one share of Series B-3 Preferred Stock), Blackwell Partners, LLC (purchased $1,483,000 aggregate principal amount of convertible notes and one share of Series B-4 Preferred Stock), Tonga Partners, L.P. (purchased $2,100,000 aggregate principal amount of convertible notes and one share of Series B-5 Preferred Stock), Cuttyhunk Master Portfolio (purchased $1,100,000 aggregate principal amount of convertible notes and one share of Series B-6 Preferred Stock), Hudson Bay Master Fund LTD. (purchased $3,000,000 aggregate principal amount of convertible notes and one share of Series B-9 Preferred Stock), Clayton Capital Appreciation Fund, LP (purchased $500,000 aggregate principal amount of convertible notes and one share of Series B-10 Preferred Stock), and Midsummer Small Cap Master, Ltd. (purchased $500,000 aggregate principal amount of convertible notes and one share of Series B-11 Preferred Stock). See the holdings of these persons reported under “Principal Stockholders” for further details regarding their beneficial ownership. For information about the shares of common stock which underlie the convertible notes held by the foregoing entities and which are being offered by them for resale pursuant to this prospectus, see “Selling Stockholders.”

Description of the Convertible Notes

The convertible notes are convertible into shares of our common stock at any time, in whole or in part, at the option of the holders at a fixed conversion price, initially set at $3.50, which shall be subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the convertible notes. Interest on the convertible notes will accrue at 7.5% per annum payable quarterly in arrears. At our option, subject to the terms of the Subordination Agreement entered into in connection with the convertible notes, we may make cash payments of the quarterly interest amounts at the discounted rate of 6.75% per annum. If we do not exercise the option to pay cash interest, the applicable quarterly interest payment will be made in kind by increasing the principal amount due under the convertible notes by an amount equal to the quarterly interest amount of 7.5% per annum. A default interest rate of 20% may apply upon the occurrence and continuance of an event of default. A late charge of 20% of any overdue amount shall apply if we fail to pay amounts due under the convertible notes when due.

The convertible notes are guaranteed by our subsidiaries and enjoy a second lien against our assets and are junior only to liens of senior debt and certain permitted liens. All amounts under the convertible notes will be due and payable in cash on the third anniversary of the issuance of the convertible notes if not converted or redeemed earlier.

The convertible notes may not be converted if, after giving effect to the conversion, any Buyer together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our outstanding common stock immediately after giving effect to such conversion.

The convertible notes contain certain covenants and restrictions and are subject to various events of default, including, among others, failure to pay principal or interest on the convertible notes or comply with certain covenants under the convertible notes and cross-defaults to other material indebtedness. After certain senior indebtedness has been paid in full, the convertible notes provide for the triggering of events of default for failure by us to comply with our obligations to reserve common stock for any conversions of the convertible notes, convert the convertible notes or register the note conversion shares. Upon a change of control of our Company, the holders may require us to redeem the convertible notes at a redemption price equal to the greater of (i) 107.5% of the principal amount of the convertible notes being redeemed and (ii) the market value of shares such holder would be entitled to receive if its convertible notes were converted into common stock.

Description of the Preferred Stock

The designations of the number, rights, preferences and privileges of shares of 16 new series of Preferred Stock issued pursuant to the Purchase Agreement described above – Series A-1 through A-3 Preferred Stock (the “Series A Preferred”) and Series B-1 through B-13 Preferred Stock (the “Series B Preferred”) – are set forth in a Certificate of Designations filed by us with the Secretary of State of the State of Delaware on June 27, 2014. One share of each series of Preferred Stock was authorized and issued.

Each share of Series A Preferred gives its holder the right to elect a director to our Board of Directors. Among other things, each share of Series B Preferred gives its holder the right to vote the shares of common stock underlying such holder’s convertible note on an as-converted basis. Shares of Series A Preferred are not transferable (other than to affiliates) and shares of Series B Preferred may only be transferred in conjunction with the convertible note held by such Buyer.

2014 Registration Rights Agreement

In connection with Purchase Agreement, we entered into a Registration Rights Agreement with the Buyers (as amended, the “2014 Registration Rights Agreement”) providing for the registration by us of the shares of the common stock issuable upon conversion of the convertible notes (“Registrable Securities”).

Pursuant to the 2014 Registration Rights Agreement, as amended, we were obligated to file this registration statement within 20 calendar days after we obtained stockholder approval of the Reverse Stock Split and to use our reasonable best efforts to cause this registration statement to become effective within 90 calendar days from the date the registration statement is filed and maintain the effectiveness of this registration statement until all of the shares registered hereunder may be freely transferred by the Buyers or the Buyers have sold all of the shares covered by such registration statement. In the event that this registration statement does not cover all of the Registrable Securities, we will be obligated to file additional registration statements. We will be subject to certain obligations if we (i) fail to have this registration statement declared effective on or before the agreed upon date or (ii) fail to maintain the effectiveness of this registration statement or fail to meet certain other maintenance obligations. If we fail to meet our obligations as described in the previous sentence, we will be required to pay, subject to the provisions of the intercreditor and subordination agreement entered into in connection with the issuance of the convertible notes, liquidated damages equal to 2% of the purchase price of the Registrable Securities relating to such registration statement upon the occurrence of the failure and for each 30 calendar day period during which such failure is continuing, with such liquidated damages being capped at 15% of the aggregate purchase price of the Registrable Securities.

Other Matters

2006 Registration Rights Agreement

On October 1, 2006, we entered into a registration rights agreement (the “2006 Registration Rights Agreement”) with certain parties that included, among others, entities advised by PineBridge Investments (which employs our former director, Scott Gallin), The Doolan Family First Limited Partnership (which is affiliated with our former director, Martin Doolan), Jerrold Rosenbaum (our former director and a founder), Beth R. Angelo (our former director and Chief Merchandising Officer) and Laurie Bauguss (daughter of Jerrold Rosenbaum). The 2006 Registration Rights Agreement provides specified stockholders with certain demand and "piggyback" registration rights and other registration rights, subject to lock-up arrangements.

Pursuant to the 2006 Registration Rights Agreement, specified holders of our common stock issued upon conversion of certain formerly outstanding preferred stock have the right at any time, but on not more than three occasions, to require us to register any or all of their shares under the Securities Act at our expense. Following a demand, all other holders of registrable securities may request the inclusion of any or all of their shares in the registration statement. Our obligations pursuant to this demand registration right is limited to offerings in which at least 80% of the securities to be registered are anticipated to be sold to the public. Under some circumstances, we may delay filing a registration statement for up to 180 days in a 12-month period. Additionally, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement, with some exceptions, at our expense whenever we propose to register any of our securities under the Securities Act. All demand and piggyback registration rights are subject to limitations that may be imposed by the managing underwriter on the number of shares to be included in the underwritten offering.

Pursuant to the 2006 Registration Rights Agreement, specified holders of our registrable securities are also entitled to additional short-form registration rights. Commencing on the date that we become eligible to register securities on Form S-3, each holder of at least 5% of our registrable securities who is a party to the registration rights agreement may request registration of their shares if the anticipated aggregate offering amount of the shares exceeds $1.0 million. There is no limit to the number of requests for registrations on Form S-3. We are currently ineligible to use Form S-3 as a result of the late filing of our Form 10-Q for the quarterly period ended June 28, 2014.

In connection with all registrations pursuant to the 2006 Registration Rights Agreement, we have agreed to indemnify all holders of registrable securities against specified liabilities, including liabilities under the Securities Act. All stockholders requesting or joining in a registration may be required to agree to indemnify us against certain liabilities, but in no event will any single stockholder's liabilities exceed the net proceeds to that stockholder from the sale of the registrable securities.

The 2006 Registration Rights Agreement will terminate upon the earlier of our voluntary liquidation or the sale of all or substantially all of our assets or outstanding common stock.

Arrangements with Jerrold Rosenbaum and Associates

Lease Agreement. We lease our executive office, warehouse and distribution center from Powers Avenue Joint Venture, a Florida partnership, of which Jerrold Rosenbaum, a former director and a founder, owns approximately 87.3%, Beth R. Angelo, our former director and Chief Merchandising Officer, owns 4.7%, Laurie Bauguss, daughter of Jerrold Rosenbaum, owns 4.7% and Curtis Hill, our former President and Chief Executive Officer, owns 3.3%.  The lease commenced on October 1, 2006 at an initial rental rate of $408,000 per year.  The initial term of the lease expires on October 1, 2016.  We have the option to extend the term of the lease for two consecutive periods of two years each.  The rental rate (inclusive of taxes) for fiscal year 2013 per month was $40,408, and for fiscal year 2014 is $41,212 per month. As of December 28, 2013 and June 28, 2014, we had an estimated commitment related to this lease of $1.3 million and $1.1 million, respectively.

Consulting. We paid Ms. Angelo $200,000 for consulting services in 2013.

Arrangements with Britt Bauguss and Laurie Bauguss

Laurie Bauguss, a consultant, is the daughter of Jerrold Rosenbaum, a former director, and the sister of Beth R. Angelo, our former director and Chief Merchandising Officer.  In fiscal year 2013, she earned $2,625 in consulting fees.

Britt Bauguss, Director of Construction, is the son-in-law of Jerrold Rosenbaum, a former director, and the brother-in-law of Beth R. Angelo, our former director and Chief Merchandising Officer. Mr. Bauguss earned approximately $63,897 plus additional benefits of $106,501 in 2013.
DESCRIPTION OF CAPITAL STOCK
Our Fourth Amended and Restated Certificate of Incorporation authorizes us to issue:

•	45,000,000 shares of common stock, par value $0.001 per share; and

•	5,000,000 shares of preferred stock, par value $0.001 per share, of which 16 shares have been designated by our Board of Directors and issued.

As of September 4, 2014, there were (i) 1,724,113 shares of common stock outstanding and (i) 16 shares of preferred stock outstanding (one share each of Series A-1 through A-3 Preferred Stock and Series B-1 through B-13 Preferred Stock). The number of shares of common stock outstanding as of September 4, 2014 does not include (i) 6,685,723 shares of common stock registered for resale by the selling stockholders pursuant to this registration statement which are issuable from time to time upon the conversion of our convertible notes (which represents 130% of the 5,142,864 shares currently issuable upon conversion of the convertible notes, without giving effect to accrued and unpaid interest) and (ii) 63,417 shares of our common stock issuable upon the exercise of outstanding stock options having a weighted average exercise price of approximately $96.52 per share (after giving effect to the reverse stock split).

The following statements are summaries only of the material provisions of our authorized capital stock and are qualified in their entirety by reference to our Fourth Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election, subject to the rights of holders of our preferred stock with respect to the election of directors (subject to the rights of our Series A Preferred Stock, who are currently entitled to appoint three members of our Board of Directors), and further subject to our majority vote standard for the election of directors. There are no cumulative voting rights for the election of directors.

Our Series B Preferred Stock is entitled to cast such number of votes on each matter presented to our stockholders equal to the number of shares of common stock underlying the convertible notes held by the holder of Series B Preferred Stock on an as-converted basis, voting together with the common stock as a single class.

Dividends

Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, and subject to any preferential dividend rights of any then outstanding shares of preferred stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock would be entitled to receive proportionately all assets available for distribution to stockholders after the payment of all of our debts and other liabilities (including without limitation our first lien credit facility and our second lien convertible notes) and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, subscription, conversion or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock outstanding (including our currently-outstanding Series A and Series B Preferred Stock) as well as any preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock, and could also result in significant dilution to existing stockholders.

We currently have 16 shares of preferred stock outstanding (one share each of Series A-1 through A-3 Preferred Stock and Series B-1 through B-13 Preferred Stock). For a description of the terms of our Series A and Series B Preferred Stock, please see the discussion set forth under the caption “Private Placement of Convertible Notes and Preferred Stock – Description of the Preferred Stock.”

Convertible Notes

For a description of the convertible notes, please see the discussion set forth under the caption “Private Placement of Convertible Notes and Preferred Stock – Description of the Convertible Notes.”

Options

As of September 4, 2014, we had outstanding options to purchase an aggregate of 63,417 shares of our common stock at a weighted average exercise price of approximately $96.52 per share (after giving effect to the reverse stock split).

Registration Rights

For a description of certain registration rights afforded to holders of our securities, including the holders of the convertible notes as to which the resale of the underlying shares is covered by this prospectus, see the discussion appearing under the caption “Certain Relationships and Related Party Transactions” beginning on page 34 of this prospectus.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Quotation of Securities on OTC Pink Market

Our common stock is presently quoted on the OTC Pink market under the symbol “BODYD” and on or about October 7, 2014, our symbol will revert to “BODY”.

Anti-Takeover Effect of Delaware Law, Certain Charter and Bylaw Provisions

Our Fourth Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are summarized below:

Certificate of Incorporation and By-laws

Advance Notice

Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting that are favored by the holders of a majority of our outstanding voting securities.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us.

These above provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

Our by-laws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by Delaware law. We are also expressly authorized to, and do, carry directors' and officers' insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. With the exception of the Mogensen lawsuit more fully described in our Form 10-Q for the second quarter ended June 28, 2014, with respect to which the parties have reached a settlement subject to court approval, there is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

In addition to the indemnification required in our certificate of incorporation and by-laws, we have at times entered into indemnification agreements with certain of our current directors and officers, the form of which we included as an Exhibit to our registration statement of which this prospectus is a part. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements, as well as our maintaining directors' and officers' liability insurance, help to attract and retain qualified persons as directors and officers.

A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
SELLING STOCKHOLDERS
The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders pursuant to the terms of the convertible notes. For additional information regarding the issuance of those convertible notes, see “Private Placement of Convertible Notes and Preferred Stock” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. For information with respect to certain relationships between our Company and certain of the selling stockholders, see the discussion appearing below under the caption “Material Relationships Between Certain Selling Stockholders and Our Company.”

The table below lists the selling stockholders and other information, as of the date of this prospectus and to our knowledge, regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The percentages of beneficial ownership for the selling stockholders are calculated pursuant to SEC rules and assume 1,724,113 shares of our common stock outstanding as of September 4, 2014 and prior to the Offering (i.e., without giving effect to the conversion of any convertible notes) and (ii) 8,409,836 shares of common stock outstanding after the Offering, assuming conversion and sale by the selling stockholders of the 6,685,723 shares of common stock offered by the selling stockholders pursuant to this prospectus.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least 130% of the maximum number of note conversion shares as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. In addition, because interest on the convertible notes may be capitalized, the number of note conversion shares may be increased.

Under the terms of the convertible notes, a selling stockholder may not convert the convertible notes to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The shares of common stock being offered pursuant to this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders. After the date of effectiveness, the selling stockholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock.

	Shares of Common Stock		Maximum Number of	Number of Shares of
	Beneficially Owned		Shares of Common Stock	Common Stock Beneficially
	Prior to Offering (1)		to be Sold Pursuant to	Owned After Offering (3)
Name of Beneficial Owner	Number	Percent	this Prospectus (2)	Number	Percent

683 Capital Partners, L.P. (4)	191,335	9.99%	1,671,430	0	0.00%
Lane Five Partners L.P. (5)	175,515	9.99%	1,002,858	140,770	1.70%
Erica Neimann (5)	175,515	9.99%	1,002,858	140,770	1.70%
Hudson Bay Master Fund Ltd. (6)	191,335	9.99%	1,114,286	0	0.00%
Tonga Partners, L.P. (7)	191,335	9.99%	780,000	0	0.00%
Blackwell Partners, L.L.C. (8)	186,661	9.99%	550,830	42,088	*
Justin R. Evans (9)	181,341	9.99%	371,430	90,000	1.10%
Cuttyhunk Master Portfolio (10)	191,335	9.99%	408,572	0	0.00%
Solas Capital Partners, L.P. (11)	162,104	8.66%	192,030	14,390	*
Clayton Capital Appreciation Fund, L.P. (12)	142,857	7.65%	185,715	0	0.00%
Midsummer Small Cap Master, Ltd. (12)	142,857	7.65%	185,715	0	0.00%
Brian Woolf (13)	136,934	7.42%	148,572	24,523	*
The Gravina Family Investments, L.L.C. (14)	28,572	1.63%	37,144	0	0.00%
William Howard Lenehan IV (14)	28,572	1.63%	37,144	0	0.00%

* Less than 1%.

(1)	Includes the note conversion shares, giving effect to the 9.99% blocker provision.

(2)
Reflects 130% of the note conversion shares issuable to each selling stockholder, without giving effect to (i) the 9.99% blocker provision or any other restrictions on conversion or (ii) any accrued and unpaid interest on the convertible notes.

(3)
Assumes 8,409,836 shares of common stock outstanding after the Offering, assuming 1,724,113 shares outstanding immediately prior to the Offering and conversion and sale by the selling stockholders of the 6,685,723 shares of common stock offered by the selling stockholders pursuant to this prospectus.

(4)
Pursuant to the Purchase Agreement, 683 Capital Partners LP purchased from us, for an aggregate purchase price of $4,500,002, (i) convertible notes having an aggregate principal amount of $4,500,000, (ii) one share of Series A-3 Preferred Stock and (iii) one share of Series B-7 Preferred Stock. The share of Series A-3 Preferred Stock gives 683 Capital Partners LP the right to elect a director to our board of directors, and pursuant to this right, effective as of June 27, 2014, Ari Zweiman, the Portfolio Manager of 683 Capital Partners LP, was elected to our board of directors. Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by 683 Capital Partners, LP would currently be convertible into, and therefore represent the right to vote, 1,285,715 shares of common stock.

(5)
Pursuant to the Purchase Agreement, Lane Five Partners LP purchased from us, for an aggregate purchase price of $2,700,002, (i) convertible notes having an aggregate principal amount of $2,700,000, (ii) one share of Series A-1 Preferred Stock and (iii) one share of Series B-1 Preferred Stock. The share of Series A-1 Preferred Stock gives 683 Capital Partners LP the right to elect a director to our board of directors, and pursuant to this right, effective as of June 27, 2014, Erica Niemann (an Analyst with Lane Five Capital Management, LP, which entity is the investment manager of Lane Five Partners LP) was elected to our board of directors. Reflects 34,945 note conversion shares and 140,770 shares owned by Lane Five Partners LP. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Lane Five Partners LP would currently be convertible into, and therefore represent the right to vote, 771,429 shares of common stock.

(6)
Pursuant to the Purchase Agreement, Hudson Bay Master Fund Ltd. purchased from us, for a purchase price of $3,000,001, (i) convertible notes having an aggregate principal amount of $3,000,000 and (ii) one share of Series B-9 Preferred Stock. Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Hudson Bay Master Fund Ltd. would currently be convertible into, and therefore represent the right to vote, 857,143 shares of common stock.

(7)
Pursuant to the Purchase Agreement, Tonga Partners, LP purchased from us, for a purchase price of $2,100,001, (i) convertible notes having an aggregate principal amount of $2,100,000 and (ii) one share of Series B-5 Preferred Stock. Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Tonga Partners, LP would currently be convertible into, and therefore represent the right to vote, 600,000 shares of common stock.

(8)
Pursuant to the Purchase Agreement, Blackwell Partners, LLC purchased from us, for a purchase price of $1,483,001, (i) convertible notes having an aggregate principal amount of $1,483,000 and (ii) one share of Series B-4 Preferred Stock. Reflects 42,088 shares of common stock and an additional 144,574 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Blackwell would currently be convertible into, and therefore represent the right to vote, 423,715 shares of common stock.

(9)
Pursuant to the Purchase Agreement, Justin R. Evans purchased from us, for an aggregate purchase price of $1,002,002, (i) convertible notes having an aggregate principal amount of $1,000,000, (ii) one share of Series A-2 Preferred Stock and (iii) one share of Series B-2 Preferred Stock. The share of Series A-2 Preferred Stock gives Mr. Evans the right to elect a director to our board of directors, and pursuant to this right, effective as of June 27, 2014, Mr. Evans was elected to our board of directors. Mr. Evans is the managing member of Blackwood Capital Management, LLC, a New Jersey limited liability company (“Blackwood”). As a result, each of (i) Mr. Evans, as sole manager of Blackwood, and (ii) Blackwood, possess the power to vote and the power to direct the disposition of the following shares of our common stock held by one or more managed accounts (the “Accounts”): (i) 90,000 shares of our outstanding common stock and (ii) $1,000,000 in principal amount of our convertible notes, which is currently convertible into 91,341 and 285,715 shares of common stock, respectively, with and without giving effect to the 9.99% blocker provision.

(10)
Pursuant to the Purchase Agreement, Cuttyhunk Master Portfolio purchased from us, for a purchase price of $1,000,001, (i) convertible notes having an aggregate principal amount of $1,000,000 and (ii) one share of Series B-6 Preferred Stock. Reflects 191,335 note conversion shares. Without giving effect to the 9.99% blocker provision, the convertible notes owned by Cuttyhunk Master Portfolio would currently be convertible into, and therefore represent the right to vote, 314,286 shares of common stock.

(11)
Pursuant to the Purchase Agreement, Solas Capital Partners, LP purchased from us, for a purchase price of $517,001, (i) convertible notes having an aggregate principal amount of $517,000 and (ii) one share of Series B-3 Preferred Stock. Reflects 14,390 shares of common stock and an additional 147,715 note conversion shares.

(12)
Pursuant to the Purchase Agreement, each of Clayton Capital Appreciation Fund, LP and Midsummer Small Cap Master, Ltd. purchased from us, each for a purchase price of $500,001, (i) convertible notes having an aggregate principal amount of $500,000 and (ii) one share of Series B-10 and Series B-11 Preferred Stock, respectively. Reflects 142,858 note conversion shares.

(13)
Mr. Woolf is our Chief Executive Officer and a member of our board of directors. Pursuant to the Purchase Agreement, Mr. Woolf purchased from us, for an aggregate purchase price of $400,001, (i) convertible notes having an aggregate principal amount of $400,000 and (ii) one share of Series B-8 Preferred Stock. Includes (i) 15,148 shares of common stock, (ii) 7,500 shares issuable upon exercise of options exercisable within 60 days of September 4, 2014 and (iii) 114,286 shares issuable upon conversion of convertible notes purchased by Mr. Woolf.

(14)
Pursuant to the Purchase Agreement, each of The Gravina Family Investments LLC and William Howard Lenehan IV purchased from us, each for a purchase price of $100,001, (i) convertible notes having an aggregate principal amount of $100,000 and (ii) one share of Series B-12 and Series B-13 Preferred Stock, respectively. Reflects 28,572 note conversion shares.

Material Relationships Between Certain Selling Stockholders and Our Company

For material relationships between the selling stockholders and our Company, please see the discussion appearing under the caption “Certain Relationships and Related Party Transactions” beginning on page 34 of this prospectus.
PLAN OF DISTRIBUTION
We are registering the shares of common stock issuable pursuant to the terms of the convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the 2014 Registration Rights Agreement, estimated to be $94,696 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
Our common stock is quoted on the OTC Pink marketplace.
The shares of common stock registered hereby can be sold by selling stockholders at prevailing market prices or privately negotiated prices.
While we presently intend to apply for listing our common stock on a national securities exchange, we can offer no assurance that an active public market in our shares will develop or be sustained, either on the OTC Pink marketplace or on any future exchange or quotation system on which our shares may be listed. Sales of substantial amounts of our shares in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
Holders
As of the date of this prospectus, there are approximately 75 record holders of our common stock.
LEGAL MATTERS
The validity of the shares of common stock offered pursuant to this prospectus is being passed upon for us by Lowenstein Sandler LLP, Roseland, New Jersey.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 28, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accountants, given on the authority of said firm as experts in auditing and accounting.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified to the fullest extent permitted under Delaware law. We may also purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a capacity, and such a policy may be obtained by us in the future.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's web site at http://www.sec.gov.

We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, filed with the SEC on March 27, 2014;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 2014 and June 28, 2014, filed with the SEC on May 8, 2014 and August 14, 2014, respectively;

•
Our Current Reports on Form 8-K and 8-K/A filed with the SEC on January 8, 2014, February 7, 2014, February 12, 2014, March 26, 2014, April 24, 2014, May 8, 2014, May 9, 2014, May 15, 2014, May 29, 2014, June 27, 2014, June 30, 2014, July 3, 2014, July 3, 2014, July 15, 2014, July 15, 2014, July 16, 2014, August 1, 2014, August 5, 2014, August 14, 2014, August 28, 2014, August 29, 2014, September

2, 2014, and September 5, 2014 (in each case, excluding any information deemed furnished under Items 2.02 or 7.01 of Form 8-K, including the related exhibits, which information is not incorporated by reference herein);

•	Our Definitive Proxy Statement on Schedule 14A for our 2014 Annual Meeting of Stockholders, filed with the SEC on April 4, 2014;

•	Our Definitive Proxy Statement on Schedule 14A for our 2014 Special Meeting of Stockholders, filed with the SEC on August 19, 2014; and

•
The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 13, 2010 (including any further amendment or reports filed with the SEC for the purpose of updating such description).

You may request a copy of these filings, at no cost, by writing or calling us per the information below:

Body Central Corp.
6225 Powers Avenue
Jacksonville, Florida 32217
(904) 737-0811

Copies of the documents incorporated by reference may also be found on our website at www.bodycentral.com. Except with respect to the documents expressly incorporated by reference above which are accessible at our website, the information contained on our website is not a part of, and should not be construed as being incorporated by reference into, this prospectus.

______________________________________________________________________________

6,685,723 Shares
Body Central Corp.
Common Stock

_____________________________________________________________________________________________

_____________________________________________________________________________________________

PROSPECTUS

 _____________________________________________________________________________________________

_______________, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Our estimated expenses in connection with the issuance and distribution of the securities being registered are:

SEC Registration Fee	$2,196
Accounting Fees and Expenses	$35,000
Legal Fees and Expenses	$50,000
Miscellaneous Fees and Expenses	$7,500
Total	$94,696

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 102 of the Delaware General Corporation Law permits a corporation in its certificate of incorporation or an amendment to eliminate or limit the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of law or obtained an improper personal benefit. The Registrant’s third amended and restated certificate of incorporation provides that no director shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that Delaware law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he or she is a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper. Section 145(g) of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against and incurred by such person in any indemnified capacity, or arising out of such person’s status as such, regardless of whether the corporation would otherwise have the power to indemnify under Delaware law.

The Registrant’s fourth amended and restated certificate of incorporation provides that the Registrant must indemnify its directors and officers to the fullest extent authorized by Delaware law and may also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The Registrant’s amended and restated by-laws provide that the Registrant indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was, or has agreed to become, its director or officer, or is or was serving, or has agreed to serve, at its request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, an “indemnitee”, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom.

The Registrant has indemnification agreements with certain of its current and former directors and executive officers that, in general, provide that the Registrant will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer or in connection with his or her service at the Registrant’s request for another corporation or entity. The Registrant also maintain a general liability insurance policy that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Registrant’s third amended and restated certificate of incorporation, the Registrant’s amended and restated by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

The Registrant maintains standard policies of insurance that provide coverage (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

For a description of our issuance and sale of (i) $18.0 million in aggregate principal amount of subordinated secured convertible notes and (ii) new series of preferred stock, see the discussion set forth in the prospectus under the caption “Private Placement of Convertible Notes and Preferred Stock.” The shares of common stock issuable upon conversion of the convertible notes are being registered for resale by the selling stockholders pursuant to this registration statement.

We deemed the offers, sales and issuances of the convertible notes and preferred stock described above to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

All certificates representing the securities issued in the transaction described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with the transaction described in this Item 15.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on September 5, 2014)
3.2	Amended and Restated By-Laws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant’s Current Report on Form 8-K filed with the SEC on September 5, 2014)
4.1
Form of Registrant’s Common Stock Certificate (incorporated by reference to Amendment No. 3 to Registrant’s Registration Statement on Form S-1 (File No. 333-168014) filed with the SEC on September 30, 2010)

4.2	Form of Subordinated Secured Convertible Note due 2017 (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2014)
4.3
Registration Rights Agreement, dated as of June 27, 2014, by and among Registrant and certain Buyers party thereto (incorporated by reference to Exhibit 4.3 to Registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2014)

4.4
Registration Rights Agreement, dated October 1, 2006, between Body Central Acquisition Corp. and certain investors named therein (incorporated by reference from Registrant’s Registration Statement on Form S-1 (File No. 333-168014) filed with the SEC on July 7, 2010)

4.5
First Amendment dated July 15, 2014 to Securities Purchase Agreement, Notes, and Registration Rights Agreement (incorporated by reference from Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed July 16, 2014)

4.6	See Exhibits 3.1 and 3.2 for additional instruments defining or limiting rights of holders of common stock
5.1	Opinion of Lowenstein Sandler LLP*
10.1
Securities Purchase Agreement, dated as of June 27, 2014, by and among Registrant and certain Buyers party thereto (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2014)

10.2
Waiver and First Amendment to Credit Agreement, dated as of June 27, 2014, by and among Body Central Stores, Inc., as the Borrower, the Company and the other parties thereto and Crystal Financial LLC, as the administrative and collateral agent (incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2014)

10.3
Intercreditor and Subordination Agreement among Crystal Financial LLC, as administrative agent and collateral agent, the Buyers, and Body Central Stores, Inc., Body Central Services, Inc., and Body Central Direct, Inc., as the Borrowers, and Registrant, as guarantor, dated as of June 27, 2014 (incorporated by reference to Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2014)

10.4	Form of Guaranty by Registrant’s subsidiaries (incorporated by reference to Exhibit 10.4 to Registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2014)
10.5
Form of Security Agreement among Registrant’s subsidiaries, Lane Five Partners LP as collateral agent and other credit parties (as defined in the Security Agreement) (incorporated by reference to Exhibit 10.5 to Registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2014)

10.6
Body Central Corp. Third Amended and Restated 2006 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 5, 2014)†

10.7
Form of Incentive Stock Option Agreement under the Amended and Restated 2006 Equity Incentive Plan (incorporated by reference from Amendment No. 3 to the Registration Statement (Registration No. 333-168014) on Form S-1 filed on September 30, 2010)†

10.8
Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2006 Equity Incentive Plan (incorporated by reference from Amendment No. 3 to the Registration Statement (Registration No. 333-168014) on Form S-1 filed on September 30, 2010)†

10.9	Body Central Corp. 2014 Employee Stock Purchase Plan (incorporated by reference from Appendix C to Registrant’s Definitive Proxy Statement filed with the SEC on August 19, 2014)†
10.10
Lease Agreement, dated as of October 1, 2006, between Powers Avenue Joint Venture and Body Shop of America, Inc. (incorporated by reference from Amendment No. 1 to the Registration Statement (Registration No. 333-168014) on Form S-1 filed on August 17, 2010)

10.11
Form of Employment Agreement between Body Central Acquisition Corp. and Beth Angelo (incorporated by reference from Amendment No. 3 to the Registration Statement (Registration No. 333-168014) on Form S-1 filed on September 30, 2010)†

10.12
Employment Term Sheet dated June 1, 2011 between Body Central Corp. and Matthew Swartwood (incorporated by reference to Exhibit 10.13 to Registrant’s Annual Report on Form 10-K filed on March 15, 2012)†

10.13
Employment Agreement dated September 7, 2011 between Body Central Corp. and Thomas W. Stoltz (incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q filed November 15, 2011)†

10.14
Amendment to Employment Agreement dated August 16, 2012 between Body Central Corp. and Thomas W. Stoltz (incorporated by reference from Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed August 22, 2012)†

10.15
Amendment dated May 8, 2014 to Employment Agreement between Body Central Corp. and Thomas W. Stoltz (incorporated by reference from Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed May 9, 2014)†

10.16
Separation Agreement, dated as of July 14, 2014, by and between Body Central Corp. and Thomas W. Stoltz (incorporated by reference to Exhibit 10.11 to Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2014)†

10.17
Form of Restricted Stock Award Agreement under the Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to Registrant’s Annual Report on Form 10-K filed on March 15, 2012)†

10.18	Line of Credit Agreement with Branch Banking and Trust Company (incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)
10.19
Employment Agreement dated as of February 4, 2013 between Body Central Corp. and Brian Woolf (incorporated by reference from Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed February 8, 2013)†

10.20	Amendment dated May 8, 2014 to Employment Agreement between Body Central Corp. and Brian Woolf (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed May 9, 2014)†

10.21
Non-Qualified Stock Option Agreement Non-Plan Inducement Grant between the Company and Brian Woolf dated as of February 5, 2013 (incorporated by reference from Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed February 8, 2013)†

10.22
Restricted Stock Award Agreement dated as of February 5, 2013 between Body Central Corp. and Brian P. Woolf (incorporated by reference from Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed February 8, 2013)†

10.23
Indemnification Agreement dated as of February 5, 2013 between Body Central Corp. and Brian P. Woolf (incorporated by reference from Exhibit 10.4 to Registrant’s Current Report on Form 8-K filed February 8, 2013)

10.24
Warehouse Space Lease Agreement between GIV Imeson, LLC and Body Central Stores, Inc. dated as of January 15, 2013. (incorporated by reference to Exhibit 10.23 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012)

10.25
Guaranty of Lease between the Company and GIV Imeson, LLC dated as of January 15, 2013 (incorporated by reference to Exhibit 10.24 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012)

10.26
Separation Agreement dated as of February 22, 2013 between Body Central Corp. and Beth R. Angelo (incorporated by reference from Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed February 28, 2013)†

10.27	Amendment to Employment Agreement dated as of August 16, 2012 (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed August 22, 2012)†
10.28
Credit Agreement, dated as of February 6, 2014, among Body Central Corp., the other Borrowers party thereto, Crystal Financial LLC and other signatories thereto (incorporated by reference from Exhibit 10.1 to Form 8-K filed February 7, 2014)

10.29
Forbearance and Modification Agreement, dated June 23, 2014, by and among Body Central Stores, Inc., the other Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, and Crystal Financial LLC (incorporated by reference from Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed June 27, 2014)

10.30
Separation Agreement, dated as of January 14, 2014, among Body Central Corp. and Andrea Jackson (incorporated by reference to Exhibit 10.30 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 filed with the SEC on March 27, 2014)†

10.31
Employment Agreement, entered into on August 1, 2014 and effective as of June 30, 2014, by and between Body Central Corp. and Richard L. Walters, Jr. (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on August 5, 2014)†

21.1	List of our subsidiaries (incorporated by reference to Exhibit 21.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 filed with the SEC on March 27, 2014)
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on the signature page of this Registration Statement)*
______________________
*    Filed herewith
†    Management contract or compensatory plan, contract or arrangement.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)         Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on September 24, 2014.

BODY CENTRAL CORP.

By:	/s/ Brian Woolf
Name: Brian Woolf
Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Body Central Corp., a Delaware corporation (the “Company”), do hereby constitute and appoint each of Brian Woolf and Richard L. Walters, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

/s/ Brian Woolf	Chief Executive Officer and Director	September 24, 2014
Brian Woolf	(Principal Executive Officer)

/s/ Richard L. Walters	Chief Financial Officer	September 24, 2014
Richard L. Walters	(Principal Financial Officer)

/s/ Timothy J. Benson	Senior Vice President, Finance	September 24, 2014
Timothy J. Benson	(Principal Accounting Officer)

/s/ Fred Lamster	Director and Chairman of the Board	September 24, 2014
Fred Lamster

/s/ Folline Cullen	Director	September 24, 2014
Folline Cullen

/s/ Bryan Eshelman	Director	September 24, 2014
Bryan Eshelman

/s/ Justin Evans	Director	September 24, 2014
Justin Evans

/s/ Erica Niemann	Director	September 24, 2014
Erica Niemann

/s/ Ben Rosenfeld	Director	September 24, 2014
Ben Rosenfeld

/s/ Ari Zweiman	Director	September 24, 2014
Ari Zweiman